FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia Brasileira de Distribuição Financial Statements for the Year Ended December 31, 2012 and Independent Auditor´s Report on Financial Statements Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR’S REPORT ON FINANCIAL STATEMENTS

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of Companhia Brasileira de Distribuição (the “Company”), identified as Parent Company and Consolidated, respectively, which comprise the balance sheet as of December 31, 2012, and the related statements of income, comprehensive income, changes in shareholder’s equity and cash flows for the year then ended, and a summary of significant accounting practices and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these individual financial statements in accordance with accounting practices adopted in Brazil and the consolidated financial statements in accordance with International Financial Reporting Standards - IFRSs, issued by the International Accounting Standards Board - IASB, and in accordance with accounting practices adopted in Brazil, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte Touche Tohmatsu

Opinion on the individual financial statements

In our opinion, the individual financial statements present fairly, in all material respects, the financial position of Companhia Brasileira de Distribuição as of December 31, 2012, and its financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia Brasileira de Distribuição as of December 31, 2012, and its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with IFRSs issued by IASB and accounting practices adopted in Brazil.

Emphasis of matter

As described in note 2, the individual financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of the Company, these practices differ from IFRSs, applicable to separate financial statements, only in relation to the valuation of investments in subsidiaries, associates and jointly controlled entities by the equity method, while for IFRSs purposes should be cost or fair value. Our opinion is not qualified under this matter.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2012, prepared under the responsibility of the Company’s Management, the presentation of which is required by the Brazilian Corporate Law for publicly-traded companies, and as supplemental information for IFRSs, that do not require the presentation of DVA. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Audit of individual and consolidated financial statements for the year ended December 31, 2011

The amounts for the year ended December 31, 2011, presented for comparison purposes, were previously audited by other independent auditors, who issued an unqualified report dated February 16, 2012.

© 2013 Deloitte Touche Tohmatsu. All rights reserved.                                                                   2

Deloitte Touche Tohmatsu

As part of our audit of the individual and consolidated financial statements of 2012, we also audited the adjustments described in note 2, which were recorded to amend the individual and consolidated financial statements of 2011. In our opinion, such adjustments are appropriate and have been properly recorded. We were not engaged to audit, review or apply any other procedure on the individual and consolidated financial statements of the Company for the year 2011 and, therefore, we express no opinion or any form of assurance on the 2011 financial statements taken as a whole.

The accompanying individual and consolidated financial statements has been translated into English for the convenience of readers outside Brazil.

São Paulo, February 19, 2013

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

3

Companhia Brasileira de Distribuição

Financial Statements

Years ended December 31, 2012 and 2011

Index

Financial statements

Companhia Brasileira de Distribuição

Balance sheet

December 31, 2012 and 2011

(In thousands of reais)

		Parent Company		Consolidated
Assets	Notes	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Current
Cash and cash equivalents	7	2,890,331	2,328,783	7,086,251	4,969,955
Trade accounts receivable, net	8	926,660	1,719,763	3,208,963	5,437,500
Other accounts receivable, net	9	21,141	40,131	221,477	279,621
Inventories	11	2,132,697	1,914,938	5,759,648	5,552,769
Recoverable taxes	12	193,714	413,721	871,021	907,702
Other receivables		60,238	68,182	103,324	128,845
Total current assets		6,224,781	6,485,518	17,250,684	17,276,392

Noncurrent
Trade accounts receivable	8	-	-	108,499	110,785
Other accounts receivable	9	25,740	46,736	556,397	538,069
Inventories	11	-	-	172,280	14,000
Recoverable taxes	12	217,651	24,526	1,231,642	729,998
Financial Instruments	20	-	-	359,057	304,339
Deferred income and social contribution taxes	22	185,491	225,010	1,078,842	1,249,687
Related parties	13	1,532,309	1,143,031	172,164	133,415
Restricted deposits for legal proceedings	24	548,375	386,487	952,294	737,688
Other receivables		49,064	31,979	61,892	36,898
Investments	14	6,736,527	4,301,137	362,429	340,122
Property and equipment, net	16	5,816,754	5,074,613	8,114,498	7,358,250
Intangible assets	17	1,108,116	840,436	4,975,556	4,939,361
Total noncurrent assets		16,220,027	12,073,955	18,145,550	16,492,612
Total assets		22,444,808	18,559,473	35,396,234	33,769,004

Certain amounts of 2011 were reclassified for better presentation and comparison. See note 2.

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuição

Balance sheet

December 31, 2012 and 2011

(In thousands of reais)

		Parent Company		Consolidated
Liabilities	Notes	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Current
Trade accounts payable	18	2,791,397	2,526,912	6,803,240	6,278,757
Loans and financing	19	868,896	1,014,783	3.542,706	4,415,654
Debentures	19	549,956	501,844	668,444	501,844
Payroll and related charges		330,884	297,300	728,970	758,663
Taxes and contributions payable	21	101,508	69,102	650,761	332,416
Tax payable in installments	21	147,172	163,214	155,368	171,212
Related parties	13	2,247,329	188,272	81,641	27,878
Dividends payable	27	166,507	103,387	168,798	103,396
Payable related to acquisition of non-controlling interest	23	-	-	63,021	54,829
Financing related to acquisition of real estate		88,181	14,211	88,181	14,211
Rent payable		33,258	24,929	51,377	48,991
Deferred revenue	26	-	-	92,120	81,915
Other accounts payable		207,771	149,153	860,766	711,436
Total current liabilities		7,532,859	5,053,107	13,955,393	13,501,202

Noncurrent
Loans and financing	19	1,961,225	2,292,024	2,539,751	4,103,382
Debentures	19	2,942,111	2,137,518	3,741,353	2,137,518
Deferred income and social contribution taxes liability	22	-	-	1,137,376	1,114,873
Tax payable in installments	21	1,119,029	1,202,667	1,204,543	1,291,810
Provision for contingencies	24	345,683	236,922	774,361	680,123
Acquisition of non-controlling interest	23	-	-	158,201	188,602
Deferred revenue	26	-	-	471,665	381,406
Other accounts payable		49,176	11,962	345,640	275,663
Total noncurrent liabilities		6,417,224	5,881,093	10,372,890	10,173,377
Controlling shareholders’ equity
Subscribed capital	27	6,710,035	6,129,405	6,710,035	6,129,405
Capital reserves	27	228,459	384,342	228,459	384,342
Profit reserves	27	1,556,231	1,111,526	1,556,231	1,111,526
		8,494,725	7,625,273	8,494,725	7,625,273
Non-controlling interest		-	-	2,573,226	2,469,152
Total sharholders´equity		8,494,725	7,625,273	11,067,951	10,094,425

Total liabilities and equity		22,444,808	18,559,473	35,396,234	33,769,004

Certain amounts of 2011 were reclassified for better presentation and comparison. See note 2.

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuição

Income statement

Years ended December 31, 2012 and 2011

(In thousands of reais)

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Net sales (Note 28)	19,051,959	17,744,191	50,924,461	46,594,486
Cost of sales (Note 29)	(14,064,637)	(13,158,402)	(37,120,732)	(33,935,134)
Gross profit	4,987,322	4,585,789	13,803,729	12,659,352
Operating income/expenses
Selling expenses (Note 29)	(2,798,322)	(2,543,293)	(8,360,114)	(7,936,647)
General and administrative (Note 29)	(643,832)	(596,361)	(1,753,859)	(1,683,097)
Depreciation and amortization	(377,202)	(310,398)	(798,354)	(678,377)
Net financial expenses (Note 31)	(455,910)	(472,935)	(1,192,873)	(1,332,708)
Share of profit in an associate (Note 14)	603,705	374,685	10,819	34,825
Other operating income/ expenses, net (Note 30)	(80,119)	(234,188)	(33,014)	(258,693)
	(3,751,680)	(3,782,490)	(12,127,395)	(11,854,697)
Profit before income and social contribution taxes and employees’ profit sharing	1,235,642	803,299	1,676,334	804,655

Income and social contribution taxes (Note 22)	(184,461)	(85,080)	(519,898)	(84,999)

Net income and comprehensive income	1,051,181	718,219	1,156,436	719,656
Attributable to:
Controlling shareholders (Note 32)			1,051,181	718,219
Non-controlling shareholders			105,255	1,437
			1,156,436	719,656
Earning per share – (based on weighted average of shares outstanding – R$) (Note 32)
Basic
Preferred	4.15	2.87
Common	3.78	2.61
Diluted
Preferred	4.12	2.85
Common	3.78	2.61

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuição

Comprehensive Income

Years ended December 31, 2012 and 2011

(In thousands of reais)

	Controladora		Consolidado
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Net income for the year	1,051,181	718,219	1,156,436	719,656

Others comprehensive income	-	-	-	-

Comprehensive income for the year	1,051,181	718,219	1,156,436	719,656

Attributable to:
Controlling shareholders			1,051,181	718,219
Non-controlling shareholders			105,255	1,437
			1,156,436	719,656

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuição

Statement of Changes in Shareholders´ Equity

Years ended December 31, 2012 and 2011

(In thousands of reais)

		Capital Reserve			Profit Reserve					Equity attributed to Controlling Shareholders	Non- controlling Interest	Total
Description	Capital Stock	Special Goodwill Reserve	Other Reserves	Granted Options	Legal	Expansion	Treasury Shares	Retention of profits	Retained Earnings
Balance at December 31, 2010	5,579,259	344,605	7,398	111,145	212,339	701,923	(6,868)	73,521	-	7,023,322	2,477,270	9.500.592

Capital increase
Capitalization of reserve	527,175	(105,675)	-	-	-	(379,350)	-	(42,150)	-	-	-	-
Stock option exercised	22,971	-	-	-	-	-	-	-	-	22,971	-	22.971
Recognized granted options	-	-	-	26,869	-	-	-	-	-	26,869	-	26.869
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	(9,555)	(9.555)
Net income for the year	-	-	-	-	-	-	-	-	718,219	718,219	1,437	719.656
Appropriation of net income to reserve	-	-	-	-	35,910	-	-	-	(35,910)	-	-	-
Dividends	-	-	-	-	-	-	-	-	(170,578)	(170,578)	-	(170.578)
Gain (loss) in equity interest	-	-	-	-	-	-	-	4,470	-	4,470	-	4.470
Expansion reserve	-	-	-	-	-	460,557	-	-	(460,557)	-	-	-
Profit retention	-	-	-	-	-	-	-	51,174	(51,174)	-	-	-

Balance at December 31, 2011	6,129,405	238,930	7,398	138,014	248,249	783,130	(6,868)	87,015	-	7,625,273	2,469,152	10,094,425

Capital increase
Reserve capitalization (note 27 c) and e))	559,320	(200,905)	-	-	-	(322,572)	-	(35,843)	-	-	-	-
Stock option exercised (note 27 d))	21,310	-	-	-	-	-	-	-	-	21,310	-	21,310
Recognized granted options	-	-	-	45,022	-	-	-	-	-	45,022	-	45,022
Net income for the year	-	-	-	-	-	-	-	-	1,051,181	1,051,181	105,255	1,156,436
Appropriation of net income to Reserve (note 27 e))	-	-	-	-	52,559	-	-	-	(52,559)	-	-	-
Dividends (note 27 g))	-	-	-	-	-	-	-	-	(249,655)	(249,655)	(2,232)	(251,887)
Gain (loss) in equity interest	-	-	-	-	-	-	-	1,502	-	1,502	1,051	2,553
Expansion reserve	-	-	-	-	-	-	-	748,967	(748,967)	-	-	-
Unclaimed dividends	-	-	-	-	-	-	-	92	-	92	-	92

Balance at December 31, 2012	6,710,035	38,025	7,398	183,036	300,808	460.558	(6,868)	801,733	-	8,494,725	2,573,226	11,067,951

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuição

Statement of Cash Flows

Years ended December 31, 2012 and 2011

(In thousands of reais)

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12. 31.2011
Cash flow provided by operating activities	646,471	450,353	5,299,255	1.128.063
Cash provided by the operations	1,587,461	1,255,466	3,217,041	2,518,539

Net income for the year	1,051,181	718,219	1,156,436	719,656
Adjustment to reconcile net income
Deferred income tax (Note 22)	39,520	85,080	193,348	(57,118)
Depreciation and amortization	377,202	310,398	834,109	706,494
Share of profit in an associate (Note 14)	(603,705)	(374,685)	(10,819)	(34,825)
Adjustment to present value	(9,987)	(952)	(13,696)	22,427
Financial charges	613,257	488,657	1,099,034	965,557
Provision for contingencies (Note 24)	55,506	(10,738)	83,477	(4,798)
Share-based payment	45,022	26,869	45,022	26,869
Barter revenue	-	-	(158,280)	-
Deferred revenue	-	-	54,418	54,759
Gain (loss) on disposal of property and equipment	8,796	14,255	(11,805)	48,820
Allowance for doubtful accounts (Note 8)	81	-	(19,488)	37,004
Provision for obsolescence and losses and breakage (Note 11)	1,361	(2,141)	(22,683)	23,903
Provision for disposals and losses of fixed assets	6,172	504	10,989	9,791
Others	3,055	-	(23,021)	-
	1,587,461	1,255,466	3,217,041	2,518,539
Changes in assets and liabilities
Trade accounts receivable, net	50,056	(143,428)	2,296,663	(1,716,551)
Marketable securities	-	-	-	634,978
Inventories	(126,307)	(339,543)	(191,977)	(776,442)
Recoverable taxes	(27,233)	75,526	(575,266)	(506,651)
Related parties	(757,634)	(464,916)	24,530	(189,360)
Restricted deposits for legal proceedings	(78,997)	(54,052)	(179,431)	(68,116)
Trade accounts payable	114,539	307,213	498,422	972,395
Payroll, related charges and taxes payable	(137,326)	39,066	100,779	169,477
Financial instruments	-	-	(50,000)	114,365
Other liabilities	21,912	(224,979)	158,494	(24,571)
	(940,990)	(805,113)	2,082,214	(1,390,476)

Net cash flow provided by operating activities	646,471	450,353	5,299,255	1,128,063

Companhia Brasileira de Distribuição

Statement of Cash Flows -- Continued

Years ended December 31, 2012 and 2011

(In thousands of reais)

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Cash flow used in investing activities
Acquisition of subsidiary net of cash acquired	-	-	(32,729)	(269,113)
Net cash merged (Note 1)	275,636	-	-	-
Capital increase in subsidiaries	(11,193)	(112)	-	-
Acquisition of property and equipment (Note 16)	(767,861)	(726,557)	(1,308,951)	(1,262,640)
Acquisition of intangible assets (Note 17)	(25,512)	(155,114)	(84,443)	(191,635)
Sales of property and equipment	16,885	24,482	87,240	97,892
Net cash used by investing activities	(512,045)	(857,301)	(1,338,883)	(1,625,496)

Cash flow from financing activities
Capital increase	21,310	22,971	21,310	22,971
Funding and refinancing	1,600,699	2,390,981	7,210,792	6,918,179
Payments	(599,517)	(982,152)	(7,976,686)	(4,772,162)
Interest paid	(408,926)	(271,801)	(913,098)	(336,126)
Dividend paid	(186,444)	(181,844)	(186,394)	(183,468)

Net cash provided by (used in) financing activities	427,122	978,155	(1,844,076)	1,649,394

Net increase in cash and cash equivalents	561,548	571,207	2,116,296	1,151,961

Cash and cash equivalents at the end of year	2,890,331	2,328,783	7,086,251	4,969,955
Cash and cash equivalents at the beginning of year	2,328,783	1,757,576	4,969,955	3,817,994
Net increase in cash and cash equivalents	561,548	571,207	2,116,296	1,151,961

The main non-cash transactions are disclosed in the notes 1 (c), 15 (ii), 16 (b) and (e), 22 a) and 27 (c) and (e).

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuição

Statement of Value Added

Years ended December 31, 2012 and 2011

(In thousands of reais)

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Revenue
Sales of goods	20,931,980	19,540,187	57,233,622	52,680,575
Allowance for doubtful accounts	(5,716)	(7,151)	(340,652)	(256,371)
Other revenues (expenses)	54,861	(133,346)	165,420	29,422
	20,981,125	19,399,690	57,058,390	52,453,626
Inputs acquired from third parties
Cost of sales	(15,106,995)	(14,225,737)	(39,338,987)	(36,637,834)
Materials, energy, outsourced services and other	(1,524,843)	(1,440,543)	(4,787,505)	(4,464,217)
	(16,631,838)	(15,666,280)	(44,126,492)	(41,102,051)
Gross added value	4,349,287	3,733,410	12,931,898	11,351,575

Retentions
Depreciation and amortization	(377,202)	(310,398)	(834,109)	(706,494)
Net added value produced	3,972,085	3,423,012	12,097,789	10,645,081

Added value received in transfers
Share of profit in an associate	603,705	374,685	10,819	34,825
Financial income	314,786	318,540	593,287	593,250
	918,491	693,225	604,106	628,075
Total added value to distribute	4,890,576	4,116,237	12,701,895	11,273,156

Personnel	1,839,642	1,535,782	5,604,771	5,227,946
Payroll	1,265,138	1,053,815	4,111,688	3,893,647
Profit sharing	30,192	34,884	160,015	153,458
Benefits	435,542	365,527	986,189	777,577
Government Severance Indemnity Fund for Employees (FGTS)	108,770	81,556	346,879	403,264
Taxes, fees and contributions	847,982	735,047	2,962,782	2,281,380
Federal	597,458	457,459	1,773,214	1,079,903
State	156,925	187,567	981,462	986,866
Municipal	93,599	90,021	208,106	214,611
Value distributed to providers of capital	1,151,771	1,127,189	2,977,906	3,044,174
Interest	770,696	791,474	1,786,160	1,926,958
Rentals	381,075	335,715	1,191,746	1,118,216
Dividends	249,655	170,577	249,655	170,577
Value distributed to shareholders	801,526	547,642	801,526	547,642
Non-controlling interest	-	-	105,255	1,437
Total added value distributed	4,890,576	4,116,237	12,701,895	11,273,156

The accompanying notes are an integral part of these financial statements.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information

Companhia Brasileira de Distribuição (“Company” or “GPA”), directly or through its subsidiaries (“Group”), operates in the food retail, clothing, home appliance, eletronics and other product segments through its chain of hypermarkets, supermarkets, specializes and department stores, principally under the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Super”, “Mini-mercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia”, in addition to the e-commerce platforms “Casas Bahia.com”, “Extra.com” ,“Ponto Frio.com”, “Barateiro.com” and “Partiuviagens.com”. Its headquarters are located in São Paulo, SP, Brazil.

Founded in 1948, the Company had 151 thousand employees, 1,882 stores in 19 Brazilian states and in the Federal District and a logistics infrastructure comprising 55 warehouses located in 13 states at December 31, 2012. The Company’s shares are listed in the Level 1 Corporate Governance trading segment of the São Paulo Stock Exchange (“BM&FBovespa”), code “PCAR4” and its shares are also listed on the New York Stock Exchange (ADR level III), code “CBD”. Company is also listed on the Luxembourg Stock Exchange, however, with no shares traded.

The Company is controlled by Wilkes Participações S.A. (“Wilkes”), that on July 2, 2012 became a subsidiary of Casino Guichard Perrachon (“Casino”).

a)     Casino Arbitration

On May 30, 2011, Casino filed two arbitration requests in accordance with the rules set forth by the International Arbitration Court of the International Chamber of Commerce against the Mr. Abilio dos Santos Diniz, Ms. Ana Maria Falleiros dos Santos Diniz D’Avila, Ms. Adriana Falleiros dos Santos Diniz, Mr. João Paulo Falleiros dos Santos Diniz, Mr. Pedro Paulo Falleiros dos Santos Diniz and Península Participações S.A. (“Península”).

On July 1, 2011, Casino filed another arbitration request in accordance with the rules set forth by the International Arbitration Court of the International Chamber of Commerce, with the abovementioned parties and the Company as the defendants.

On October 5, 2011, Mr. Abilio dos Santos Diniz, Ms. Ana Maria Falleiros dos Santos Diniz D’Avila, Ms. Adriana Falleiros dos Santos Diniz, Mr. João Paulo Falleiros dos Santos Diniz, Mr. Pedro Paulo Falleiros dos Santos Diniz and Península presented their responses to both arbitration requests and filed counter claims.

The arbitrations were unified into one single proceeding and an arbitration court composed of three members was established to settle the dispute. This first hearing of the aforementioned arbitration proceeding was held in São Paulo on May 9, 2012. The arbitration process, including the Counter Claims, is subject to a confidentiality clause and aims to ensure compliance with the Company’s shareholders´ agreement, Wilkes’ shareholders´ agreement and the law. On June 21, 2012, the Company raised an objection claiming that there is no reason for it to take part in this arbitration, as it is not a party to Wilkes’ Shareholders’ Agreement.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information -- Continued

b)    Wilkes’ corporate events

At the Extraordinary General Meeting held on June 22, 2012, the following members of the Board of Directors appointed by Casino were elected: Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves and Mr. Roberto Oliveira de Lima Casino, with Mr. Abilio dos Santos Diniz remaining as the chairman of the Board of Directors. After the changes approved in this  meeting, the new members of the Company's Board of Directors were: Mr. Abilio dos Santos Diniz (chairman), Mr. Antoine Marie Remi Lazars Giscard D’Estaing, Mr. Arnaud Strasser, Mr. Candido Botelho Bracher, Mr. Eleazar de Carvalho Filho, Mr. Fábio Schvartsman, Ms. Geyze Marchesi Diniz, Mr. Guilherme Affonso Ferreira, Mr. Jean Louis Bourgier, Mr. Jean‐Charles Henri Naouri, Mr. Luiz Augusto de Castro Neves, Mr. Pedro Henrique Chermont de Miranda, Mr. Pedro Paulo Falleiros dos Santos Diniz, Mr. Roberto Oliveira de Lima and Mr. Ulisses Kameyama. Ms. Ana Maria Falleiros dos Santos Diniz D’Avila and Mr. João Paulo Falleiros dos Santos Diniz were no longer members of the Company’s Board of Directors.

On the same date, Wilkes, the Company’s controlling shareholder, also held an Extraordinary General Meeting, which resolved to replace the chairman of its Board of Directors. Mr. Jean‐Charles Henri Naouri, Casino’s CEO, was appointed as the chairman of the aforementioned Board, a position previously occupied by Mr. Abilio dos Santos Diniz.

On July 2, 2012, Wilkes held another Extraordinary General Meeting, after which the membership of the Company's Board of Directors was as follows: Mr. Jean Charles Henri Naouri (chairman), Mr. Abilio dos Santos Diniz, Mr. Marcelo Fernandez Trindade and Mr. Arnaud Strasser. After these events Casino became the Company’s sole controlling shareholder.

c)     Corporate Reorganization

At December 28, 2012, the Annual General Meeting approved a corporate reorganization with the purpose of obtaining administrative, economic and financial benefits for the Group, the base date of the restructuring were the balance sheets of subsidiaries at December 31, 2012. The reorganization consists of the merger by the Company of the operations of 44 stores of the subsidiary Sé Supermercados Ltda. (“Sé”), with net assets of R$515, and 6 stores of the subsidiary Sendas Distribuidora S.A. (“Sendas”), with net assets of R$504.

Additionally, there was a swap of equivalent amounts of shares between the Company and the subsidiary Novasoc Comercial Ltda. (“Novasoc”), in which the Company assigned 6.9% of Sé Supermercados in exchange for 17.25% of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), allocated to Sé. The same meeting also approved an increase of R$557,534 in the Company’s interest in Barcelona, without the issue of new shares, using the Company’s credits against this subsidiary.

The reorganization had a R$7,491 impact on the result for the year ended December 31, 2012, mainly related to the loss of deferred social contribution tax credits in its subsidiaries.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information -- Continued

c) Corporate Reorganization -- Continued

The effects on the balance sheet of December 31, 2012 the parent company as a result of the merger of subsidiaries Sé and Sendas, describe above, were the following:

Assets	12.31.2012
Cash and cash equivalents	275,636
Trade accounts recivable, net	20,998
Inventories	92,813
Recoverable taxes	5,489
Other receivables	1,257
Total current assets	396,193

Restricted deposits for legal proceedings	62,519
Recoverable taxes	8,829
Investments	801,775
Property and equipment, net	225,297
Intangible assets	173,247
Total noncurrent assets	1,271,667

Total assets	1,667,860

Liabilities
Trade accounts payable	125,528
Payroll and related charges	16,980
Taxes and contributions payable	8,005
Related parties	1,446,936
Others accounts payable	14,684
Total current liabilities	1,612,133

Provision for contingencies	54,708
Total noncurrent liabilities	54,708

Total liabilities	1,666,841

Net assets merged	1,019

On December 28, 2012, the Extraordinary General Meeting also approved an increase in the Company’s interest in Sendas Distribuidora amounting to R$1,100,000, without the issue of new shares, using the Company’s credits against this subsidiary.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information -- Continued

d)    Arbitration request by Morzan

Pursuant to the Material Fact released on June 15, 2012, the Company hereby announces that it has received a letter from the International Chamber of Commerce – ICC notifying about the request for the filing of an arbitration proceedings (“Proceedings”) submitted by Morzan Empreendimentos e Participações Ltda. (“Morzan”), former controlling shareholders of Globex Utilidades S.A. (Ponto Frio network), currently denominated Via Varejo S.A. (“Via Varejo”).

The Proceeding is associated with claims arising from the Share Purchase Agreement executed between the subsidiary Mandala Empreendimentos e Participações S.A. on June 8, 2009 (“Agreement”) for the acquisition of 86,962,965 registered common shares with no par value, which then represented 70.2421% of the total and voting capital of Via Varejo, object of the Material Fact disclosed by the Company on June 8, 2009. The arbitration terms are subject to confidentiality requirements.

On July 11, 2012, the Company exercised its right to appoint an arbitrator to compose the arbitration court responsible for conducting the Proceeding.

The Company understands that the request is groundless, given that the Agreement was fully complied with, as it will be demonstrated during the Proceeding.

Until the present date there were no developments in this arbitration, thus not causing any impact on these financial statements. The Company will maintain its shareholders and the market informed of any material developments regarding the Proceeding.

e)     Arbitration request Abílio dos Santos Diniz x Casino

On December 20, 2012, partner Abílio dos Santos Diniz informed the Company of the filing of an arbitration procedure against the Casino Group, whose terms are subject to a confidentiality obligation. The Company is not a party to the arbitration procedure.

f)     Restructuring of Via Varejo

On December 14, 2011 the Board of Directors of the Company approved a formal plan for closing 88 Ponto Frio stores, upon approval by the Anti-trust Agency (“CADE”), as required by Preserve Reversibility of Operation Agreement (“APRO”). On December 31, 2011, the Company communicated employees, store owners, suppliers and others and recorded a provision for closing stores in the amount of R$34,700, R$20,700 of which related to the net amount of property and equipment and R$14,000 to other expenses related to the closure.

Of the 88 stores planned to be closed, the Company has closed 66 and has decided to maintain 8. At December 31, 2012 the Company had a provision for closing stores of R$7,289, related to the 14 stores planned to be closed and additional expenses that may be incurred by the stores already closed.

g)    Notice to the Market

Regarding works of external advisors informed on Notice to the Market on October 16, 2012, the Company believes there is no fact or effect that should be disclosed in these financial statements.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

2.    Basis of preparation

The financial statements comprises:

•         The consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the “International Accounting Standards Board (“IASB”), and the accounting practices adopted in Brazil; and

•         The individual financial statements of the Company prepared in accordance with accounting practices in Brazil.

In the individual financial statements, the investments in subsidiary are stated by the equity method, while for the purpose of IFRS, these would be stated at cost or fair value. However, there are no differences between shareholders´ equity and consolidated income statement by the Company and shareholders´ equity and income statement of controlling entity in its individual financial statements.

The financial statements have been prepared on the historical cost basis except for certain financial instruments measured at their fair value.

The items included in the financial statements of the parent company and consolidated were measured by adopting the currency of the main economic scenario where the subsidiary operates (“functional currency”), that is Real (“R$”), which is the reporting currency of these financial statements.

The parent company and consolidated financial statements for the year ended December 31, 2012 was approved by the Board of Directors at February 19, 2013.

The Management considered the initial balances of the Company, the balance of receivables sold to Pão de Açúcar Receivables Securitization Fund ("PAFIDC") that were still outstanding at December 31, 2011. This change aims to represent the risks that the Company assumed the balance sheet date. In addition and for better presentation and comparison of the following balances December 31, 2011 were also reclassified:

	Parent Company
	12.31.2011	FIDC	Goodwill	12.31.2011
				Reclassified
Assets:
Trade accounts receivables- current	791,538	928,225	-	1,719,763
Receivables securitization fund – FIDC	124,276	(124,276)	-	-
Investments	4,191,683	-	109,454	4,301,137
Intangible assets	949,890	-	(109,454)	840,436
Liabilities:
Loans and financing	210,834	803,949	-	1,014,783

	Consolidated
	12.31.2011	Paes Mendonça	Goodwill	Others	12.31.2011
					Reclassified
Assets:
Trade accounts receivables – noncurrent	555,841	(445,056)	-	-	110,785
Other accounts receivables – noncurrent	107,013	445,056	-	(14,000)	538,069
Inventories – noncurrent	-	-	-	14,000	14,000
Investments	253,250	-	86,872	-	340,122
Intangible assets	5,026,233	-	(86,872)	-	4,939,361

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

3.    Basis of consolidation

a)  Interest in subsidiaries, associates and joint ventures

Interest - %
	12.31.2012		12.31.2011
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries:
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sé Supermercado Ltda. (“Sé”)	100.00	-	93.10	0.69
Sendas Distribuidora S.A. (“Sendas”)	100.00	-	18.33	76.04
Pão de Açúcar Fundo de Investimentos em Direitos Creditórios (“PAFIDC”)	-	-	9.04	1.06
PA Publicidade Ltda. (“PA Publicidade”)	100.00	-	100.00	-
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”)	82.75	17.25	-	93.79
CBD Holland B.V.	100.00	-	100.00	-
CBD Panamá Trading Corp.	-	100.00	-	100.00
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	100.00	-	94.36
Vedra Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Bellamar Empreend. e Participações Ltda.	100.00	-	-	93.10
Vancouver Empreend. e Participações Ltda.	100.00	-	100.00	-
Bruxellas Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Monte Tardeli Empreendimentos e Participações S.A.	99.91	0.09	99.00	1.00
GPA Malls & Properties Gestão de Ativos e Serviços. Imobiliários Ltda. (“GPA M&P”)	100.00	-	89.42	9.85
GPA 2 Empreend. e Participações Ltda.	99.99	0.01	99.90	0.10
GPA 4 Empreend. e Participações S.A.	99.91	0.09	99.00	1.00
GPA 5 Empreend. e Participações S.A.	99.91	0.09	99.00	1.00
GPA 6 Empreend. e Participações Ltda.	99.99	0.01	99.90	0.10
ECQD Participações Ltda.	100.00	-	100.00	-
API SPE Planej. e Desenv. de Empreend. Imobiliários Ltda.	100.00	-	100.00	-
Posto Ciara Ltda.	-	100.00	-	-
Auto Posto Império Ltda.	-	100.00	-	-
Auto Posto Duque Salim Maluf Ltda.	-	100.00	-	-
Auto Posto Duque Santo André Ltda.	-	100.00	-	-
Auto Posto Duque Lapa Ltda.	-	100.00	-	-
Duque Conveniências Ltda.	-	100.00	-	-
Lake Niassa Empreend. e Participações Ltda.	-	52.41	-	52.41
Via Varejo	52.41	-	52.41	-
Globex Administração e Serviços Ltda. (“GAS”)	-	52.41	-	52.41
Nova Casa Bahia S.A. (“NCB”)	-	52.41	-	52.41

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

3.    Basis of consolidation -- Continued

a)  Interest in subsidiaries, associates and joint ventures -- Continued

	12.31.2012		12.31.2011
Holdings	Company	Indirect interest	Company	Indirect interest
Ponto Frio Adm e Importação de Bens Ltda.	-	52.41	-	52.40
Rio Expresso Com. Atacad. de Eletrodoméstico Ltda.	-	52.41	-	52.41
Globex Adm. Consórcio Ltda.	-	52.41	-	52.41
PontoCred Negócio de Varejo Ltda.	-	52.41	-	52.15
Nova Extra Eletro Comercial Ltda.	0.10	52.36	0.10	52.36
Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”)	39.05	31.11	39.05	31.11
E-HubConsult. Particip. e Com. S.A. (“E-Hub”)	-	70.16	-	70.16
Nova Experiência Pontocom S.A.	-	70.16	-	70.16
Saper Participações Ltda.	-	-	24.21	-
Sabara S.A	-	52.41	-	52.41
Casa Bahia Contact Center Ltda.	-	52.41	-	52.41
Globex - Fundo de Investimentos em Direitos Creditórios (“Globex FIDC”)	-	52.41	-	7.86
Associates and Joint Ventures:
Ponto Frio Leasing S.A.	-	-	-	26.21
Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento (“FIC”)	-	43.22	-	40.76
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	13.10	-	13.10
Dunnhumby Brasil Cons. Ltda.	2.00	-	2.00	-
Banco Investcred Unibanco S.A. (“BINV”)	-	26.21	-	26.21
FIC Promotora de Vendas Ltda.	-	43.22	-	40.76

The interests were calculated based on the percentage held by GPA or its subsidiaries. The consolidation does not necessarily reflect such percentages as some companies have shareholders’ agreements that grant the control to the Company and are therefore fully consolidated.

b)    Subsidiaries

The consolidated financial statements include the financial statements of all the subsidiaries directly or indirectly controlled by the Company.

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern financial and operating policies and, in general terms, holds shares equivalent to more than one half of the voting rights. The existence and the effect of potential voting rights currently exercisable or convertible are taken into account to determine if the Company controls another entity. Subsidiaries are fully consolidated as of the date of acquisition, which corresponds to the date on which the Company obtains control over them, and excluded from consolidation, if applicable, as of the date on which this control ceases to exist.

The financial statements of the subsidiaries are prepared on the same closing date as those of the Company, using consistent accounting policies. All intra-group balances, including revenue and expenses, unrealized gains and losses and dividends resulting from intra-group transactions, are fully eliminated.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

3.    Basis of consolidation -- Continued

b)  Subsidiaries-- Continued

Gains or losses arising from changes in equity interest in subsidiaries which do not result in loss of control are directly recorded in equity.

Losses are attributed to the non-controlling interest, even if that results in a deficit balance.

The main direct or indirect subsidiaries included in the consolidation and the Company’s percentage interest comprise:

i. Novasoc

Although the Company’s interest in Novasoc represents 10% of its shares, Novasoc is included in the consolidated financial statements because the Company controls 99.98% of Novasoc’s voting rights, pursuant to the shareholders’ agreement. Moreover, under Novasoc’s Bylaws, its net income allocation is not necessarily required to be proportional to the interest held in the company.

ii. PAFIDC and Globex FIDC

The Company consolidates the financial statements of PAFIDC and GlobexFIDC, which represent investment funds established for the exclusive purpose of securitizing the Company’s and its subsidiaries’ receivables. The consolidation is justified by the fact that default risks and custody and administration expenses related to the fund are linked to subordinated shares owned by the Company and its subsidiaries.

In the year ended December 31, 2012, PAFIDC and GlobexFIDC were restructured. See Note 10.

iii. Via Varejo

The Company holds a 52.41% interest in and, therefore, the control of Via Varejo, fully consolidating it in its financial statements. Via Varejo sells electronic products, operating under the brands “Ponto Frio” and “Casas Bahia”. The company also operates in e-commerce through its subsidiary Nova Pontocom, selling products to final consumers at www.extra.com.br, www.pontofrio.com.br , www.casasbahia.com.br and www.barateiro.com.br and www.partiuviagens.com.br.

iv. Sendas

The Company directly or indirectly holds a 100% interest in Sendas, a retail company that operates mainly in the state of Rio de Janeiro.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

3.    Basis of consolidation -- Continued

b)    Subsidiaries--Continued

v. GPA M&P

In 2011, the Company began organizing GPA M&P, a subsidiary whose purpose is to manage and operate its real estate assets.

c)     Associates – Ponto Frio Leasing S.A.

BINV’s Extraordinary General Meeting of December 30, 2011 approved the full merger of the Ponto Frio Leasing S.A. based on the balance sheet of November 30, 2011, that occurred on April 13, 2012 upon approval by the Central Bank of Brazil - BACEN.

d)    Associates - BINV and FIC

The Company’s investments in its associates FIC and BINV, entities that directly finance sales to GPA customers, are a result of a partnership between Banco Itaú Unibanco S.A (“Itaú Unibanco”), GPA, and Via Varejo. These investments are accounted for under the equity method, since it is an entity in which the Company has significant influence, but not control, once the power to make prevailing operational and financial decisions regarding BINV and FIC.

The income statement for the year reflects the share of the results of operations of the associates. Whenever a change is recognized directly in the associates’ equity, the Company recognizes its contribution in said eventual changes and discloses this, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Company and the associates are eliminated proportionally to the interest in the associates.

The share of profit of associates is shown on the face of the income statement as share of profit in an associate. The financial statements of the associates are prepared for the same closing date as the parent company, and when necessary, adjustments are made to adjust the accounting policies in line to those of the Company.

After applying the equity method, the Company determines whether is necessary to recognize an impairment loss related to the Company’s investment in associates. On each reporting date, the Company determines whether if there is any evidence that its investment in associates will not be recoverable. If applicable, the Company calculates the impairment amount as the difference between the investment’s recoverable amount and its carrying amount and records this loss in the income statement for the year.

Upon loss of significant influence over the associates, the Company measures and recognizes any remaining investment at its fair value. Any differences between the carrying amount of the associates upon loss of significant influence and the fair value of the remaining investment and write-off results are recognized in the income statement for the year.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

3.    Basis of consolidation -- Continued

e)     Interest in joint venture - Bartira

       The Company has an indirect interest in a joint venture named Bartira, in which GPA holds a 25% interest through its subsidiary NCB while the Klein family holds the remaining 75% through Casa Bahia Comercial Ltda. (“Casa Bahia”). These parties signed a partnership agreement that establishes the joint control of the entity’s operating activities.

The agreement requires the unanimous resolution of participants in the financial and operational decision-making process. The Company recognizes is interest in the join venture using the proportional consolidation method. The joint venture financial statements are prepared for the same period adopted by the Company. Adjustments are made when necessary to bring the accounting policies in line with of the Company.

The main lines of Bartira’s condensed financial statements are shown below, it should be noted that the Company proportionately consolidates 25% of Bartira.

	12.31.2012	12.31.2011

Current assets	157,196	130,564
Noncurrent assets	73,244	60,258
Total assets	230,440	190,822

Current liabilities	111,550	87,216
Noncurrent liabilities	16,440	1,177
Equity	102,500	102,429
Total liabilities and equity	230,440	190,822

Income
Net revenue from sales and services	464,048	473,838
Earnings before income tax	5,516	23,387
Net income for the year	68	14,619

4.    Significant accounting practices

a)     Financial instruments

Financial instruments are recognized on the trade date and recorded at fair value plus transaction costs directly attributable to their acquisition or issue. Their subsequent measurement occurs every balance sheet date according to the rules established for each category of financial assets and liabilities.

Note 20 analyzes the fair value of the financial instruments and provides additional details on their measurement.

(i)    Financial assets

Initial recognition and measurement

The financial assets held by the Company and its subsidiaries within the scope of CPC 38 (IAS 39) are classified according the purpose for which they were acquired or contracted for the following categories:  (i) assets measured at fair value through profit or loss; ii) loans and receivables and investments held to maturity. The Company and its subsidiaries determine the classification of their financial assets at inception.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

a)     Financial instruments -- Continued

(i)             Financial assets -- Continued

Initial recognition and measurement -- Continued

Financial assets are initially recognized at fair value through profit or loss and transaction costs are expensed in the income statement. Loans and receivables are accounted for at amortized cost.

Purchases or sales of financial assets that require the assets to be delivered within a time frame established by regulations or market conventions (negotiations under regular conditions) are recognized on the trade date, i.e., on the date that the Company and its subsidiaries commits to purchase or sell the asset.

The financial assets of the Company and its subsidiaries include cash and cash equivalents, trade accounts receivables, related-party receivables, restricted depositi from legal proceedings and derivative financial instruments.

Subsequent measurement

•         Financial assets measured at fair value through profit or loss: are measured at fair value at the end of balance sheet date. Interest rates, monetary restatement, exchange rate variation and variations arising from the fair value valuation are recognized in the income statement for the period as financial income or expenses, when incurred.

•         Loans and receivables: these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After the initial recognition, they are measured using the amortized cost through the effective interest rate method. Interest income, monetary restatement, exchange rate variation, less depreciation, as applicable, are recognized in the income statement as financial income or expenses, when incurred; and

•         Held-to-maturity financial assets and liabilities: financial assets and liabilities that cannot be classified as loans and receivables as they are quoted in an active market. In this case, these financial assets are acquired with the intent and ability to hold to maturity. They are stated at their acquisition cost plus income earned against profit or loss for the year using the effective interest rate method.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

a)     Financial instruments -- Continued

(i)    Financial assets -- Continued

Derecognition of financial assets

A financial asset (or, as applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when:

•         Its right to receive cash flows has expired; and

•         The Company and its subsidiaries have transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and benefits related to the asset, or (b) the Company has neither transferred nor retained substantially all the risk and benefits related to the assets, but has transferred its control.

When the Company has transferred its rights to receive cash flows an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and benefits related to the asset or transferred control of the asset, the asset is maintained and recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company and its subsdiaries.

Impairment of financial assets

At the end of the reporting periods, the Company and its subsidiaries assesses whether there is any indication of impairment of a financial asset or group of financial assets. The impairment of a financial asset or group of financial assets is only considered when there is objective evidence resulting from one or more events occurred after the asset’s initial recognition (“loss event”), and if said event affects the estimated future cash flows of the financial asset or group of financial assets, which can be reliably estimated. The evidence of impairment may include indications that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal; likelihood that they will file for bankruptcy or another type of financial reorganization; and when these data indicate a measurable decrease in future cash flows, such as default interest variations or economic conditions related to default

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

a)     Financial instruments -- Continued

(i)    Financial assets -- Continued

Impairment of financial assets -- Continued

Specifically in relation to financial assets held to maturity, the Company and its subsidiaries, firstly, verify whether there is objective evidence of impairment loss individually for financial assets that are individually significant, or collectively for assets that are not individually significant. Should the Company and its subsidiaries determine the nonexistence of objective evidence of impairment loss of a financial asset measured individually – whether or not this significant loss – the Company classifies a group of financial assets with credit risk characteristics similar which are evaluated collectively. The assets individually assessed as to impairment loss, or for which the impairment loss is (or continues to be) recognized, are not included in the collective assessment of the loss.

Impairment is measured as the difference between the carrying amount of an asset and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted by the original effective interest rate of the financial asset. The asset’s carrying amount decreases through the use of a provision and the impairment loss is recognized in the income statement. In the case of loans or investments held to maturity with a variable interest rate, the Company measures the non-recovery based on the fair value of the instrument adopting an observable market price..

If, in a subsequent period, impairment decreases and this reduction can be objectively associated with an event occurred after the recognition of the provision (such as an improvement in a debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the income statement. If a write-off is later recovered, this recovery is also recognized in the income statement.

(ii)    Financial liabilities

The financial liabilities under the scope of CPC 38 (IAS 39) are classified as loans, borrowings, derivatives financial instruments designated as hedge instruments in an effective hedge relationship, as applicable. The Company defines the classification of its financial liabilities at initial recognition.

All financial liabilities are initially recognized at fair value, and, in the case of loans and borrowings, plus directly attributable transaction costs.

The Company’s financial liabilities include loans and financing, debentures and derivative financial instruments.

Subsequent measurement

After initial recognition, interest-bearing loans and financings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement for the year when the liabilities are written off, or through amortization according to the effective interest rate method.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

a)     Financial instruments -- Continued

(ii)    Financial liabilities -- Continued

Derecognition of financial liabilities

A financial liability is derecognized when the underlying obligation is settled, cancelled or expired.

When an existing financial liability is replaced by another from the same lender, on substantially different terms, or the terms of an existing liability are substantially modified, this replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Offsetting of financial instruments

Financial assets and liabilities are offset and stated net in the financial statements only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

b) Foreign currency transactions

Foreign currency transactions are initially recognized at fair value on the date of the currencies corresponding to the transaction qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated to Real according to the market price at the balance sheet dates. Differences arising on payment or translation of monetary items are recognized in financial income.

c) Hedge accounting

The Company uses derivative financial instruments such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value at each balance sheet date. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are directly recorded in the income statement.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the years of the financial reports for which they were designated.

For the purposes of hedge accounting, these are classified as fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

c) Hedge accounting -- Continued

The following are recognized as fair value hedges, in accordance with the procedures below:

•         The change in the fair value of a derivative financial instrument classified as interest rate hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the income statement;

•       For fair value hedges relating to items accounted for at amortized cost, the adjustment to the carrying amount is amortized in profit or loss over the remaining term to maturity. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk;

•        If the hedge item is derecognized, the unamortized fair value is immediately recognized in profit or loss; and

•         In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for loans denominated in foreign currency is arrived at through DDI curves, clean coupon and DI x Yen, indices disclosed by the BM&FBovespa (the Brazilian Securities, Commodities and Futures Exchange), whereas for loans denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method

d)    Cash and cash equivalents

       Cash and cash equivalents consist of cash, checking account and highly liquid short-term investments that are readily convertible into a known cash amount, and are subject to an insignificant risk of change in value, intention and possibility to be redeemed in the short term.

e)    Trade accounts receivable

Trade accounts receivable are stated and maintained at their nominal sales amounts less allowance for doubtful accounts, which is recorded based on the risk analysis of the entire customer portfolio and the respective likelihood of collection.

Trade accounts receivable refers to non-derivative financial assets with fixed payments or which may be calculated, without quotation on the active market. After the initial measurement, these financial assets are subsequently measured at amortized cost according to the effective interest rate method (“EIR”), less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs comprising the EIR. The EIR amortization is included in the net financial result in the income statement. Impairment expenses are recognized in the income statement.

Accounts receivable from vendors are related to bonuses and discounts granted by vendors, established in agreements and calculated over purchase volumes, marketing initiatives, freight cost reimbursement and others.

At each balance sheet date, the Company evaluates if the financial assets or group of financial assets presented impairment.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.      Significant accounting practices -- Continued

f)     Inventories

       Inventories are accounted for at cost or net realizable value, whichever is lower. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to make inventories available for sale in the stores, less bonuses received from suppliers.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

Inventories are reduced by an allowance for losses and breakage, which is periodically reviewed and evaluated as to it is adequacy.

g)    Bonuses

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded the result in so far as the corresponding inventories are sold, and comprise volume, logistics services and individual negotiations for the recovery of the margin or marketing agreements and others.

h)     Present value adjustment of assets and liabilities

       Current monetary assets and liabilities, when relevant, and noncurrent assets and liabilities are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective explicit or implied interest rates.

       Interest rates embedded in revenue, expenses and costs associated with said assets and liabilities are adjusted for appropriate recognition in conformity with the accrual basis of accounting. The present value adjustment is recorded in those items, subject to the application of the rule against the financial result.

       The adjustment to present value of purchase is recorded under “Trade accounts payable” and “Inventories” and its reversal has its counterpart in the “Finance expenses” for the fruition of term, in the case of suppliers, and the realization of inventories in relation to amounts recorded in them. The present value adjustment of installment sales has its counterpart the caption “Trade accounts receivables” and its realization is recorded in “Interest income” for the fruition of term.

i)   Impairment of non-financial assets

Impairment testing is designed, so the Company can present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Company and its subsidiaries’ activities.

The Company and its subsidiaries test their tangible or intangible assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.      Significant accounting practices -- Continued

i)   Impairment of non-financial assets — Continued

An asset’s recoverable amount is defined as the asset’s fair value or the value in use of its cash generating unit (CGU), whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an allowance for impairment is recorded to adjust its carrying amount to its recoverable amount. In assessing the recoverable amount, the estimated future cash flow is discounted to present value using a pre-tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in profit or loss for the year in expense categories consistent with the function of the respective impaired asset. Previously recognized impairment losses are only reversed in case of change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future years.

j)      Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. This cost includes the cost of acquisition of equipment and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in profit or loss for the year as incurred.

Asset category	Average annual depreciation rate - %

Buildings	2.5%
Improvements	4.9%
Data processing equipment	21.8%
Software	12.0%
Facilities	9.5%
Furniture and fixtures	10.7%
Vehicles	27.7%
Machinery and equipment	9.3%
Decoration	20.0%

Property and equipment items and eventual significant parts are written off when sold or when no future economic benefits are expected from its use or sale.  Eventual gains or losses arising from the write off of the assets are included in the income statement.

The residual value, the useful life of assets and methods of depreciation are reviewed at each financial year end and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed assets and intangible assets in fiscal year 2012 and concluded that there are no changes to be made.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

k)  Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that requires a substantial period of time to be prepared for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the year they occur.

l)   Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and eventual impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are reflected in the income statement in which they were incurred.

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores’ rights of use), list of customers, advantageous lease agreements, advantageous furniture supply agreements and brands.

Intangible assets with definite useful lives are amortized by the straight-line method. The amortization period and method are reviewed, at least, at the end of each year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting assumptions.

Software development costs recognized as assets are amortized over their 10-year definite useful lives.

Intangible assets with indefinite useful lives are not amortized, but tested for recovery at the end of each year or whenever there are indications that their carrying value may be impaired either individually or at the level of the cash generating unit. The assessment is reviewed annually to determine whether indefinite life remains valid. Otherwise, life is changed prospectively from indefinite to definite.

l)   Intangible assets – Continued

Where applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale and the carrying amount of the asset, being recognized in the income statement in the year when the asset is written off.

m) Classification of assets and liabilities as current and noncurrent

Assets (except for deferred income and social contribution taxes) that are expected to be realized in or are intended for sale or consumption within twelve months as of the end of the reporting periods are classified as current assets. Liabilities (except for deferred income and social contribution taxes) that are expected to be settled within twelve months as of the end of the reporting periods are classified as current. The deferred tax assets and liabilities are classified as “noncurrent”, net by entity.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

n)     Leases

An arrangement is or contains a lease if compliance with the arrangement depends on the use of a specific asset or assets or the arrangement transfers the right to use the asset.

Company as a lessee

Financial lease agreements, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or at the present value of the minimum lease payments, whichever is lower. Lease payments are allocated between financial charges and reduction of lease liabilities so as to achieve a constant interest rate in the remaining balance of liabilities. Financial charges are recognized as an expense in the year.

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over its estimated useful life or the lease term, whichever is shorter. The capitalization of store improvements and remodelings are also taken into account.

Company as a lessee -- Continued

Lease agreements are classified as operating leases when there is no transfer of risk and benefits incidental to ownership of the leased item.

The installment payments of leases (excluding service costs, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses, on an accrual basis, during the lease term.

Contingent rentals are recognized as expenses in the years they are assessed.

Company as a lessor

Lease agreements where the Company does not transfer substantially all the risks and benefits incidental to ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the agreement term on the same basis as rental income.

Contingent rentals are recognized as revenue in the years in which they are earned.

o)    Provisions

Provisions are recognized when the Company and its subsidiaries have a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the obligation can be reliably estimated. Where the Company and its subsidiaries expect a provision to be fully or partially reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to the eventual provision is recognized in profit or loss for the year, net of any reimbursement.

p)    Dividend distribution

       Dividend distribution to the Company’s shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by the Bylaws. Exceeding amounts are only recorded at the date on which said additional dividends are approved by the Company’s shareholders.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

q)    Deferred revenue

Deferred revenue is recognized by the Company and its subsidiaries through the receipts of amounts received from business partners for the exclusivity intermediation services of additional or extended warranties, recognized in income by evidence of the service in the sale of these warranties jointly with the business partners.

r)     Equity

       Common and preferred shares are classified as equity.

       When any related party purchases shares of the Company’s equity share capital (treasury shares), the remuneration paid, including any directly attributable incremental costs, is deducted from equity until the shares are cancelled or reissued. When these shares are subsequently reissued, any remuneration received, net of any directly attributable incremental transaction costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the remuneration is recognized in other capital reserves.

s)     Share-based payment

       Employees (including senior executives) receive compensation in the form of share-based payment, whereby employees render services in exchange for equity instruments (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions is recognized as an expense in the year, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are met. Cumulative expenses recognized for equity instruments at each reporting date until the vesting date reflect the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

s)     Share-based payment -- Continued

       Each year’s expenses or income represent the change in the cumulative expenses recognized at the beginning and the end of that year. No expense is recognized for services that will not complete the vesting period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vested irrespective of whether or not the market or non-vesting condition is met, provided that all other performance and/or service conditions are met.

Where an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee, as measured at the date of modification.

When an equity instrument is cancelled, it is treated as fully vested on the date of cancellation, and any expense not yet recognized related to the premium are immediately recognized in profit or loss for the year. This includes any premium whose non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the date that it is granted, the cancelled grant and the new plan are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transactions are treated equally.

The dilutive effect of outstanding options is reflected as an additional share dilution in the calculation of diluted earnings per share (See Note 32).

t)     Earnings per share

       Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year, and treasury shares.

Diluted earnings per share are calculated as follows:

•       numerator: income for the year; and

•      denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled in Company’s shares are only included in the calculation when said settlement has a dilutive impact on earnings per share.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

u)     Determination of net income

       Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and its subsidiaries, and it can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty. The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranties and insurance policy brokerage. Specifically these cases, the Company operates as an agent, and revenue is recognized on a net basis, which reflects the commission received from insurance companies. The following specific recognition criteria must also be met before revenue is recognized:

(i)      Revenue

a)    Sale of goods

       By the acting as the Company's stipulator in insurance extended warranty, financial protection insurance, personal accident insurance, intermediary sales technical assistance and mobile phone recharge, revenues earned are presented net of related costs and recognized in income when probable that the economic benefits will flow to the Company and its values can be measured reliably.

b)    Service revenue

       Service revenue mainly derives from services provided in stores, such as photo printing and financial intermediation and extended warranty. This revenue is recognized when these services are rendered.

c) Finance service revenue

As activity of customer financing in an essential for is part and it is essential for the conducting the business of the Company. All financial instruments measured at amortized cost, revenue or expense is recorded using the effective interest rate, which discounts exactly the estimated future cash receipts through the expected life of the financial instrument, or a shorter period of time, where applicable, the net book value of the asset. Interest income is included under financial services, composing the Company's gross profit in the income statement.

d)    Interest income

       For all financial instruments measured at amortized cost, interest income or expenses are recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in the financial result in the income statement for the year.

e)      Barter revenue

Revenues are recognized: (i) at the time of conclusion of the barter of land owned by GPA M&P at the fair value of the consideration received on the barter date, (ii) upon delivery of the units sold by GPA M&P. The cost of the units sold comprises the fair value of the initially recognized barter.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

u)     Determination of net income -- Continued

(ii)   Cost of goods sold

The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from vendors, changes in inventories and logistics costs.

Bonuses received from vendors are measured based on contracts and agreements signed with vendors.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising warehousing, handling and freight costs incurred until the goods are available for sale. Transport costs are included in the acquisition costs.

(iii)  Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Company operates. The main media used by the Company are: radio, television, newspapers and magazines. These expenses are recognized in profit or loss for the year at the time of realization, net of amounts received from suppliers joining the campaigns.

(iv)   General and administrative expenses

      General and administrative expenses correspond to overhead and the cost of corporate units, including the purchasing and procurement, IT and financial areas.

(v)    Other operating expenses, net

      Other operating income and expenses correspond to the effects of major events occurring during the year that do not meet the definition for the other income statement lines.

 (vi)   Financial result

Financial expenses include substantially all expenses generated by net debt and receivables securitization during the year, offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on lawsuits and taxes and interest charges on financial leases, as well as discounting adjustments.,

          Finance income includes income generated by cash and cash equivalents and judicial deposits, gains related to the measurement of derivatives at fair value.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

v)     Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those in force or substantially in force at the balance sheet dates.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus a 10% surtax on annual taxable income exceeding R$240 for IRPJ, and 9% for CSLL.

Deferred income and social contribution taxes

Deferred income and social contribution taxes are generated by temporary differences at the balance sheet dates between the tax basis of assets and liabilities and their carrying amounts.

Deferred income tax and social contribution tax assets are recognized for all deductible temporary differences and unused tax losses to the extent that it is probable that taxable income will be available against which to deduct temporary differences and unused tax losses, except where the deferred income and social contribution tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

Deferred income and social contribution tax liabilities referring to all temporary taxable differences, except when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in an transaction other than a business combination and which, at the time of the transaction, affects neither accounting profit nor tax losses.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income and social contribution taxes are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

The carrying amount of deferred income and social contribution tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income and social contribution taxes to be utilized. Unrecognized deferred income and social contribution tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Deferred income and social contribution tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) in effect or substantively in effect at the end of the reporting period.

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the income statement.

Deferred income and social contribution tax assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and the deferred taxes refer to the same taxpayer entity and to the same tax authority.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

v)     Taxation  -- Continued

Other taxes

Revenue from sales and services is subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), calculated based on the rates applicable to each region, as well as to Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”), and are presented as deductions from sales in the income statement.

Sales taxes

Revenue and expenses are recognized net of taxes, exceptwhere the sales tax incurred on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

w)    Business combinations and goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum between the consideration transferred, measured at fair value on the acquisition date, and the remaining amount of non-controlling interest in the acquired company. For each business combination, the acquirer measures the non-controlling interest in the acquired company at fair value or through the proportional interest in the acquired company’s identifiable net assets. The acquisition costs incurred are treated as an expense and included in administrative expenses.

When the Company acquires a business, it assesses its financial assets and liabilities in order to the appropriately classify and designate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquired company.

Should the business combination occur in phases, the fair value on the acquisition date of the interest previously held by the acquirer in acquired company is adjusted to fair value on the acquisition date through profit or loss.

Any contingent payment to be transferred by the acquirer will be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent payment considered as an asset or liability will be recognized through profit or loss or as a change in other comprehensive income.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

4.    Significant accounting practices -- Continued

w)    Business combinations and goodwill -- Continued

Goodwill is initially measured at cost and the excess between the consideration transferred and the non-controlling interest in acquired assets and assumed liabilities recognized. If this payment is lower than the fair value of the acquired subsidiary’s net assets, the difference is recognized in profit or loss as gain from advantageous purchase.

After initial recognition, goodwill is measured at cost, less eventual impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to each one of the Company's cash generating units that will benefit from the business combination, regardless of whether other assets or liabilities of the acquired company will be assigned to these units.

When goodwill is part of a cash generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the book amount of the operation when calculating profit or loss from the sale of the operation. This goodwill is then measured based on the relative amounts of the sold operation and part of the cash generating unit which was maintained.

x)     Pension plan

       The pension plan is funded through payments to insurance companies, which are classified as a defined contribution plan according to CPC 33 (IAS 19). A defined contribution plan is a pension plan whereby the Company pays fixed contributions to a separate legal entity. The Company has no legal or constructive obligation to pay additional contributions in relation to the plan’s assets.

y)     Customer loyalty programs

       These are used by the Company to provide incentives to its customers in the sale of products or services. If customers buy products or services, the Company grants them credits. Customers may redeem the credits free of charge as a discount in the amount of products or services.

       The Company estimates the fair value of the points granted according to the “Programa Mais” customer loyalty plan by applying statistical techniques, considering the maturity of the plan defined in the regulations.

z)     Statement of value added

       This statement is intended to evidence the wealth created by the Company and its distribution in a given year and is presented as required by Brazilian Corporate Law as part of its parent company and consolidated financial statements, as it is neither mandatory nor established by FRS.

       This statement was prepared based on information obtained from accounting records which provide the basis for the preparation of the financial statements and in accordance with technical pronouncement CPC 09 – Statement of Value Added. The first part presents the wealth created by the Company, represented by revenue (gross sale revenue, including taxes, other revenue and the effects of the allowance for doubtful accounts), inputs acquired from third parties (cost of sales and acquisition of materials, energy and outsourced services, including taxes at the time of  acquisition, the effects of losses and the recovery of assets, and depreciation and amortization) and value added received from third parties (equity in the earnings of subsidiaries, financial income and other revenues). The second part of the statement presents the distribution of wealth among personnel; taxes, fees and contributions; and value distributed to providers of capital and shareholders.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

5.      Standards issued but not yet effective

Standards issued but not yet effective up to the date of the issuance of the Company’s financial statements include the following standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective:

IFRS 9 – Financial instruments – Classification and Measurement (CPC38, 39 and 40) - IFRS 9 concludes the first part of the replacement project of “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 uses a simple approach to determine if a financial asset is measured at amortized cost or fair value, based on the way an entity manages its financial instruments (its business model) and the characteristic contractual cash flow of financial assets. The standard also requires the adoption of only one method to determine asset impairment.  This standard is effective for annual periods beginning on or after January 1, 2015, and the Company does not expect any significant impact as a result of the adoption.

IFRS 10 – Consolidated financial statements (CPC 36 (R3)) - IFRS 10 replaces SIC 12 and IAS 27 and applies to consolidated financial statements when an entity controls one or more other entities. This standard includes a new definition of control that contains three elements: a) power over the investee; b) exposure or right to variable returns from its interest in the investee; and c) the ability to use its power over the investee to affect investor returns. This standard is effective for annual periods beginning on or after January 1, 2013, and the Company does not expect any significant impact as a result of the adoption.

IFRS 11 – Joint arrangements (CPC 18 (R2)) - IFRS 11 replaces SIC 13 and IAS 31 and applies to jointly-controlled entities. In accordance with this standard, partnership agreements are classified as joint operations or joint ventures based on the rights and obligations of the parties to these agreements. Joint ventures should be accounted for by the equity method, while joint-controlled entities may be accounted for by the equity method or by the proportionate accounting method. This standard is effective for annual periods beginning on or after January 1, 2013. The Company analyzed the content of this standard, and its application will impact the Bartira joint venture, which, on January 1st, 2013, will cease to proportionally consolidate the statements of financial position and income (as shown in note 3e) and preliminarily, the Company evaluates the possibility of accounting by the equity method.

IFRS 12 – Disclosure of interests in other entities (CPC 45) - IFRS 12 addresses the disclosure of interests in other entities and is intended to enable users to know the risks, nature, and effects of said interests on the financial statements. This standard is effective for annual periods beginning on or after January 1 2013, and the Company does not expect any significant impact as a result of the adoption.

IFRS 13 – Fair value measurement (CPC 46) - IFRS 13 applies when other IFRS require or permit fair value measurements or disclosures (and measurements, such as fair value less cost of sales, based on fair value or disclosures relating to these measurements). This standard is effective for annual periods beginning on or after January 1, 2013, and the Company does not expect any significant impact as a result of the adoption.

IASB issued clarifications on IFRS standards and amendments. Below are the main amendments:

•         IAS 1 – Presentation of financial statements (CPC 26 (R1)) – presentation of items under “Other comprehensive income”, whose amendment is effective for annual periods beginning on or after July 1, 2012. This standard did not affect the Company’s financial statements;

•         IAS 27 – Consolidated and separate financial statements (CPC 36) – as a result of the future application of IFRS 10 and 12, what remains in this standard is restricted to the accounting for of subsidiaries, jointly-controlled entities and associates in separate financial statements, whose amendment is effective for annual periods beginning on or after January 1, 2013, and the Company does not expect any significant impact as a result of the adoption.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

5.      Standards issued but not effective yet -- Continued

•         IAS 28 – Investments in associates (CPC 18 (R2)) – as a result of the future application of IFRS 11 and 12, this standard is now IAS 28 – Investment in associates and joint ventures and describes the application of the equity method for investments in joint ventures, in addition to investments in associates, whose amendment is effective for annual periods beginning on or after January 1, 2013. The Company analyzed the content of this standard, and its application will impact the Bartira joint venture, which, on January 1st, 2013, will cease to proportionally consolidate the statements of financial position and income (as shown in note 3e) and preliminarily, the Company evaluates the possibility of accounting by the equity method.

•         IAS 32 – Financial instruments – Disclosure (CPC 39) - adds guidance on offsetting financial assets and financial liabilities, which the amendment is effective for annual periods beginning on or after January 1, 2014, and the Company does not foresee any significant effect as a result of its adoption

There are no other standards or interpretations issued and not yet adopted that Management believes may have a material impact on the Company’s profit or loss or equity.

6.    Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the parent company and consolidated financial statements requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future years. In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the parent company and consolidated financial statements:

a)  Financial lease commitments – Company as a lessee

       The Company has entered into commercial property lease agreements in its leased property portfolio and, based on an evaluation of the terms and of conditions of the agreements, it retains all the significant risks and of rewards of ownership of these properties and recorded the agreements as financial lease.

b) Impairment

According to the method disclosed in note 4 (i), the Company performed test to verify that the assets might not be recoverable and the year ended December 31, 2012, based on those tests, there was no need for the provision.

The procedure for verification of non-recoaverability of property and equipments, consisted in allocating operating assets and intangible assets (such as Commercial rights) directly attributable to the Cash Generanting Units – UGC (stores). The steps of the test were as follows:

•         Step 1: compared the carrying amount of UGCs with a multiple of sales (30%), representing transactions between retail companies. For UGCs multiple-valued lower than the carrying amount, we come to a more detailed method, described in Step 2;

•       Step 2: we prepare the discounted cash flow of UGC, using sales growth of between 5.1% and 6.7% until the 5th year, and growth of 2% above inflation for the 6th year onwards. The discount rate used was 10.8%.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions--Continued

c)     Income taxes

Given the nature and complexity of the Company’s business, the differences between actual results and assumptions, or future changes to such assumptions, could result in future adjustments to already recorded tax revenue and expenses. The Company and its subsidiaries record provisions, based on reasonable estimates, for the eventual consequences of audits by the tax authorities of the respective countries in which it operates. The amount of these provisions is based on various factors, such as previous tax audits and different interpretations of tax regulations by the taxpayer and the appropriate tax authority. Such differences in interpretation may refer to a wide range of issues, depending on the conditions prevailing in the respective entity's domicile.

Deferred income and social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable income will be available against which to offset the losses. Significant Management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based on income estimates and future taxable income, based on the annual business plan approved by the Board of Directors.

       The Company and its subsidiaries’ tax losses carryforward amounting to a tax benefit of R$796,771 at December 31, 2012 (R$764,524 at December 31, 2011). These losses do not expire, therefore their use is limited by law to 30% of taxable income for each year. The amounts relate to the Company and its subsidiaries that have tax planning opportunities for the use of these balances.

Further details on taxes are disclosed in Note 22.

d)    Fair value of derivatives and other financial instruments

       When the fair value of financial assets and liabilities recorded in the financial statements cannot be obtained in active markets, it is determined according to the hierarchy set by technical pronouncement CPC 38 (IAS39), which establishes certain valuation techniques, including the discounted cash flow model. The data for these models are obtained, whenever possible, from observable markets or from information on comparable operations and transactions in the market. The judgments include the analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors may affect the reported fair value of financial instruments.

The fair value of financial instruments actively traded on organized markets is determined based on market quotes, at the end of the reporting periods, without deducting transaction costs. For financial instruments not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices.  These techniques include the use of recent market arm’s length transactions, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models.

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, it is determined by valuation techniques, including the discounted cash flow method. The inputs used by these methods are collected from the market, where applicable. When these inputs are not available, judgment is required to determine the fair value. This judgment considers liquidity risk, credit risk and volatility. Changes in assumptions for these factors may affect the fair value of the financial instruments.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions--Continued

e)     Share-based payments

The Company measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in Note 27 f).

f)    Provision for contingencies

The Company and its subsidiaries are parties to several judicial and administrative proceedings, see note n° 24. Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as the legal counsel’s opinion. The Company's management believes that the provisions for tax, civil and labor claims are adequately presented in the parent company and consolidated financial statements.

7.    Cash and cash equivalents

		Parent Company		Consolidated
	Rate (a)	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Cash on hand and bank accounts		230,183	144,507	490,616	399,133

Financial investments:
Itaú BBA	100.2%	370,448	549,678	1,430,672	1,001,876
Itaú – Fundo Delta	101.1%	706,458	1,069,170	1,831,692	1,738,612
Banco do Brasil	101.5%	722,665	400,167	1,376,813	631,716
Bradesco	102.7%	684,409	118,051	1,494,352	852,626
Santander	102.5%	61,744	3,080	62,692	110,996
Caixa Econômica Federal	98.7%	3,046	2,812	4,104	2,812
Votorantim	100.8%	2,196	2,640	5,850	7,433
Safra	100.7%	83,873	1,826	337,682	156,317
Other	(b)	25,309	36,852	49,778	68,434
		2,890,331	2,328,783	7,086,251	4,969,955

(a)   Financial investments at December 31, 2012 and 2011 earn interest by the Interbank Deposit Certificate – CDI rate.

(b)   Refer to automatic investments at the end of each months.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

8.    Trade accounts receivable

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Credit card companies (a)	146,114	144,227	421,384	454,648
Sales vouchers	124,845	92,810	181,251	151,311
Consumer finance - CDCI (b)	-	-	2,078,439	1,937,410
Consumer finance – Bradesco	-	-	-	25,606
Credit sales with post-dated checks	2,537	984	4,004	4,010
Trade accounts receivable from wholesale customers	-	-	30,016	49,106
Trade accounts receivable – FIDCs (c)	-	928,225	-	2,558,726
Private label credit card – interest-free installment payments	22,356	19,214	22,360	19,214
Trade accounts receivable from related parties	192,430	197,758	-	-
Accounts receivable from vendors (f)	438,459	336,545	571,549	447,398
Adjustment to present value (d)	-	-	(5,488)	(10,823)
Allowance for doubtful accounts (e)	(81)	-	(189,492)	(210,970)
Others receivables	-		94,940	11,864
Current	926,660	1,719,763	3,208,963	5,437,500

Consumer finance – CDCI	-	-	117,487	117,783
Allowance for doubtful accounts (e)	-	-	(8,988)	(6,998)
Noncurrent	-	-	108,499	110,785
	926,660	1,719,763	3,317,462	5,548,285

a)     Credit card companies

Credit card sales are receivable from the credit card management companies. In the subsidiaries Via Varejo, NCB and Nova Pontocom, credit card payments related to the sale of home appliances are receivable in installments of up to 24 months. Such receivables are sold to banks or credit card companies in order to obtain working capital. The average rate used in 12 months for these sale transactions was 110.00% of the CDI (“Cerificado de Depósito Interbancário).

b)    Consumer finance – CDCI – Via Varejo

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments, however, are substantially less thas 12 months.

The Company maintains agreements with financial institutions where it is referred to as the intervening party of these operations. (see Note 19).

c)     Trade accounts receivable - FIDCs

The Company and its subsidiaries carry out securitization operation of their credits rights, mainly represented by credit sales, voucher sales and receivables from credit card companies, with PAFIDC and Globex FIDC. The accumulated volume of operations was R$9,681,225 at December 31, 2012 (R$9,477,372 at December 31, 2011) for PAFIDC and R$3,331,757 (R$3,948,543 at December 31, 2011) for Globex FIDC, in which the responsibility for services rendered and subordinated interests were retained. The consolidated securitization costs of such receivables amounted to R$107,409 at December 31, 2012 (R$126,781 at December 31, 2011) for PAFIDC and R$101,068 (R$153,373 at December 31, 2011) for Globex FIDC, recognized as financial expenses in the income statement.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

8.    Trade accounts receivable -- Continued

c)     Trade accounts receivable – FIDCs -- Continued

       Services rendered, which are not remunerated, include credit analysis and assistance by the collection department to the fund’s manager.

       There are no more receivables balances in PAFIDC and Globex FIDC at December 31, 2012 (R$928,225 in the parent company and R$2,591,148 in the consolidated at December 31, 2011) The balance of portfolio PAFIDC was settled on December 26, 2012 and the balance of portfolio of Globex FIDC was settled on December 14, 2012.

Considering the restructuring of the funds described in Note 10, in December 2012, the Company sold R$491,302 receivables from credit card providers, banks or directly to operators, without any right of recourse or obligation related. The average rate used for these sales transactions were 109.00% of CDI.

d)    Adjustment to present value

The discount rate used by the subsidiary NCB considers current market valuations of the time value of money and the asset's specific risks. Credit sales with the same cash value were carried to their present value on the transaction date, in view of their terms, adopting the monthly average rate of receivables anticipation with credit card companies. In the year ended December 31, 2012 these rates averaged 0.72% per month (0.97% per month at December 31, 2011).

e)     Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses, complemented by the Company’s estimates of probable future losses:

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

At the beginning of the year	-	-	(217,968)	(180,964)
Allowance recorded	(442)	-	(324,720)	(273,279)
Amounts recovered	361	-	258	2,055
Allowance write-offs	-	-	343,950	234,220
At the end of the year	(81)	-	(198,480)	(217,968)

Current	(81)	-	(189,492)	(210,970)
Noncurrent	-	-	(8,988)	(6,998)

Below we present the composition of receivables on a gross basis by maturity period:

		Falling due	Past-due receivables
	Total		<30 days	30-60 days	61-90 days	>90 days
12.31.2012	3,515,942	3,338,809	91,796	32,820	21,823	30,694
12.31.2011	5,766,253	5,577,771	116,461	34,586	22,491	14,944

f)     Accounts receivable from vendors

It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

9.    Other accounts receivable

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Accounts receivable related to sale of property and equipment	11,345	8,391	78,821	58,686
Cooperative advertising with vendors	-	-	51,939	50,617
Advances to suppliers	7,839	6,613	10,396	7,885
Amounts to be reimbursed	12,274	27,813	102,427	122,070
Accounts receivable from services rendered	-	3,491	3,189	4,430
Rental receivable	13,110	10,432	17,630	14,896
Other accounts receivable – PAFIDC	-	-	-	62,412
Loans to employees	-	-	10,004	8,208
Boa Esperança Supermarket	-	8,393	-	8,393
Sendas S.A.	-	19,144	-	19,144
Accounts receivable – Paes Mendonça (a)	-	-	484,008	445,056
Other	2,313	2,590	19,460	15,893
	46,881	86,867	777,874	817,690

Current	21,141	40,131	221,477	279,621
Noncurrent	25,740	46,736	556,397	538,069

a)     Accounts receivable – Paes Mendonça

       Accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third-party liabilities by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these trade accounts receivable are monetarily restated (General Market Price Index – IGP-M) and guaranteed by commercial lease rights (“Commercial rights”) of certain stores currently operated by the Company, Novasoc and Sendas. The maturity of the trade accounts receivable is linked to the lease agreements, which expire in 2014.

10.   Receivables securitization fund

At December 2012, GPA transferred a part of its credit card receivables and sales voucher with two receivables securitization funds established for this purpose, the Globex FIDC and PAFIDC.

At December 31, 2011, the capital structure of PAFIDC comprised 10,295 senior quotas held by third parties (“Banco Rabobank”), in the amount of R$1,235,901, representing 89.90% of the fund’s equity, and 2,864 subordinated quotas held by the Company (CBD) and its subsidiaries, in the amount of R$138,849, representing 10.10% of the fund’s equity. The subordinated quotas were assigned to the Company, and were recorded in noncurrent assets as participation in the securitization fund, with the amount of R$124,276.

At December 31, 2011, the capital structure of GlobexFIDC comprised 11,666 senior quotas held by third parties (investors in the capital market), in the amount of R$1,184,522, representing 85.00% of the fund´s equity and 1,910 subordinated quotas held by the Via Varejo, in the amount of R$209,068, representing 15.00% of the fund´s equity.

The interest held in subordinated quotas represented the maximum exposure to securitization losses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

10.   Receivables securitization fund -- continued

The interest rate of senior quotas is as follows:

Consolidated

		12.31.2012		12.31.2011
Quotaholders	Amount	CDI rate	Redeemable balance	CDI rate	Redeemable balance

Senior A – PAFIDC	5,826	-	-	108.00%	758,660
Senior B – PAFIDC	4,300	-	-	108.00%	207,614
Senior C – PAFIDC	169	-	-	108.00%	269,627
Senior – 1st series – Globex FIDC	11,666	-	-	107.75%	1,184,522
			-		2,420,423

Current			-		1,235,901
Noncurrent			-		1,184,522

Subordinated quotas have the risk of absorbing any losses on receivables transferred and any losses attributed to the fund. The holders of senior quotas have no right of recourse against the other assets of the Company and its subsidiaries in the event of customer default.

2012 fund restructuring

In order to change its policy of sales of receivables, the Company negotiated changes to its receivables funds, as follows:

a)     PAFIDC: There was a change in the bylaw of PAFIDC approved at the General Meeting of Shareholders of December 21, 2012. in which the Company no longer has interest or obligation to the Fund. The Fund had its name changed to denominate Multicredit FIDC and no longer holds, exclusively, GPA receivables.

Therefore, as GPA no longer has any interest in the current FIDC and has no obligation to absorb any of the expected risks of the fund's assets, the Fund ceased to be consolidated on December 26, 2012.

b)    Globex FIDC: The operations of discounted receivables by credit card through the Globex FIDC were closed on December 14, 2012, in mutual agreement with the senior quotaholders.

Thus, the senior quotas were paid to quotaholders by the fund and on December 31, 2012, remained in the fund balance of cash and obligations in counterpart to subordinated quotas will be redeemed, thus concluding the process of liquidation of the fund during the first quarter 2013.

With this restructuring Via Retail began carrying out the operation of discount of the receivables, as described in note 8 c).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

11.   Inventories

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Stores	1,288,127	1,172,026	2,890,345	3,489,429
Distributions centers	892,962	796,600	3,037,565	2,292,992
Inventories in construction (d)	-	-	172,280	14,000
Bonus in inventories (a)	(40,251)	(46,908)	(99,453)	(130,304)
Provision for obsolescence/losses and breakage (b)	(8,141)	(6,780)	(53,126)	(75,809)
Present value adjustment (c)	-	-	(15,683)	(23,539)
	2,132,697	1,914,938	5,931,928	5,566,769

Current	2,132,697	1,914,938	5,759,648	5,552,769
Noncurrent	-	-	172,280	14,000

a)     Bonuses in inventories

The Company records bonuses received from vendors in the income statement as the inventories, that gave rise to the bonuses are realized.

b)    Provision for obsolescence/losses and breakage

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

At the beginning of the year	(6,780)	(8,921)	(75,809)	(51,906)
Additions	(5,132)	(3,878)	(59,311)	(271,810)
Write-offs	3,771	6,019	81,994	247,907
At the end of the year	(8,141)	(6,780)	(53,126)	(75,809)

c)     Present value adjustment – Via Varejo

The adjustment to present value of inventories refers to the corresponding entry of the adjustment to present value of the trade accounts payable of the subsidiary NCB. For the Company and other subsidiaries, Management did not record the present value adjustment since the operations are short term and it considers the effect of said adjustments to be irrelevant when compared to the financial statements taken as a whole.

d)    Inventories of real estate units under construction

The amount of inventories of real estate units under construction refers to the fair value of the barter of land for real estate units (Note 28).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

12.   Recoverable taxes

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Taxes on sales	63,389	176,986	609,977	434,531
State value-added tax on sales and services - ICMS recoverable (a)	41,637	169,829	575,236	262,242
Social Contribution Tax on Gross Revenue for the Social Integration Program and Social Contribution Tax on Gross Revenue for Social Security Financing - PIS/COFINS recoverable	21,752	7,157	34,741	172,289

Income tax	40,270	110,532	115,635	250,691
Financial investments	36,381	63,479	70,157	171,066
Other	3,889	47,053	45,478	79,625

Other	90,055	126,203	145,409	222,480
ICMS recoverable from property and equipment (a)	-	10,594	23,175	52,733
ICMS tax substitution (a)	88,261	93,741	88,261	94,291
Social Security Contribution - INSS	-	-	29,338	43,497
Other	1,794	22,469	4,753	33,199
Present value adjustment (a)	-	(601)	(118)	(1,240)
Current	193,714	413,721	871,021	907,702

Taxes on sales	150,333	-	1,144,790	687,925
ICMS recoverable (a)	150,333	-	994,077	677,095
PIS/COFINS recoverable	-	-	150,713	10,830

Other	67,318	24,526	86,852	42,073
ICMS recoverable from property and equipment (a)	-	31,781	6,679	55,306
Present value adjustment (a)	-	(7,255)	(680)	(13,233)
Social Security Contribution - INSS	67,318	-	80,853	-
Noncurrent	217,651	24,526	1,231,642	729,998

	411,365	438,247	2,102,663	1,637,700

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

12. Recoverable taxes -- Continued

(a) The full realization of ICMS over the next five years will occur as follows:

	Parent Company	Consolidated
Up to one year	129,898	686,554
2014	98,140	535,329
2015	33,807	335,118
2016	8,439	99,788
2017	9,947	29,841
	280,231	1,686,630

Management prepared a technical feasibility study on the future realization of the ICMS tax, considering the expected future off-set of debits arising from the operations. This study was prepared based on information extracted from the strategic planning approved by the Board of Directors of the Company.

13.   Related parties

a)      Sales, purchases of goods, services and other operations.

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Customers
Subsidiary:
Novasoc Comercial	41,395	42,232	-	-
Sé Supermercados	91,009	91,146	-	-
Sendas Distribuidora	55,121	57,312	-	-
Barcelona	1,865	5,137	-	-
Xantocarpa	-	1	-	-
Via Varejo	1,858	1,176	-	-
Nova Pontocom (xii)	1,182	754	-	-
	192,430	197,758	-	-
Suppliers
Subsidiary:
Novasoc Comercial	14,627	8,482	-	-
Sé Supermercados	4,526	4,662	-	-
Sendas Distribuidora	12,883	17,984	-	-
Barcelona	2,809	1,923	-	-
Xantocarpa	590	1,530	-	-
Via Varejo	1,936	1,721	-	-
Nova Pontocom (xii)	1,127	1,148	-	-
Associates:
FIC	10,905	8,574	13,673	10,679
Dunnhumby (xiv)	20	186	20	186
Joint Ventures:
Indústria de Móveis Bartira Ltda. (xiii)	-	-	35,984	58,158
Others related parties:
Globalbev Bebidas e Alimentos	2,928	2,586	3,422	3,012
Bravo Café	212	231	213	231
Fazenda da Toca Ltda (xv)	475	222	560	254
Sykué Geração Energia	127	-	341	-
Axialent	-	307	-	310
	53,165	49,556	54,213	72,830

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties -- Continued

a)   Sales, purchases of goods, services and other operations -- Continued

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Sales
Subsidiary:
Novasoc	359,134	340,064	-	-
Sé Supermercados	838,015	808,432	-	-
Sendas Distribuidora	367,007	326,680	-	-
Barcelona	1,591	9,299	-	-
Via Varejo S.A.	-	4	-	-
Nova Pontocom (xii)	-	15,671	-	-
Nova Casa Bahia	19	1,926	-	-
	1,565,766	1,502,076
Purchases
Subsidiary:
Novasoc Comercial	7,377	3,995	-	-
Sé Supermercados	10,510	13,636	-	-
Sendas Distribuidora	47,490	34,494	-	-
Nova Pontocom (xii)	19	-	-	-
E-HUB Cons. Part. e Com. S.A.	767	217	-	-
ECQD Participações	-	2	-	-
Joint Ventures:
Indústria de Móveis Bartira Ltda. (xiii)	-	-	449,392	348,392
Others related parties:
Globalbev Bebidas e Alimentos	11,808	10,227	14,175	9,992
Bravo Café	1,590	1,589	1,600	1,209
Sykué Geração de Energia (vii)	4,018	5,432	13,748	22,318
Fazenda da Toca Ltda. (xv)	6,105	3,083	6,934	2,375
	89,684	72,675	485,849	384,286

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties -- Continued

a)     Sales, purchases of goods, services and other operations -- Continued

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Assets
Controller
Casino (i)	-	7,898	-	7,898
Subsidiary:
Novasoc (ix)	56,046	18,994	-	-
Sé Supermercados (ix)	-	40,313	-	-
Sendas Distribuidora (ix)	1,262,060	889,455	-	-
Xantocarpa	21,069	18,698	-	-
Barcelona (ix)	-	88,030	-	-
Nova Pontocom (xii)	24,557	15,059	-	-
GPA M&P	20,501	-	-	-
Vancouver (xxi)	83,848	3,183	-	-
Nova Casa Bahia	806	5	-	-
Salim Maluf gas station (ix)	453	-	-	-
Santo André gas station (ix)	170	-	-	-
Convenience store (ix)	109	-	-	-
Império gas station (ix)	477	-	-	-
Lapa gas station (ix)	343	-	-	-
Ciara gas station (ix)	340	-	-	-
Rede Duque (xxiii)	-	-	472	-
Associates:
FIC (iv)	-	-	-	3,634
Others related parties:
Vedra	20	20	-	-
Casa Bahia Comercial Ltda. (v)	-	-	103,236	55,243
Management of Nova Pontocom (vi)	37,082	34,209	37,082	34,209
Audax SP (x)	22,335	20,746	22,335	20,728
Audax Rio (x)	3	-	6,957	9,378
Other	2,090	6,421	2,082	2,325
	1,532,309	1,143,031	172,164	133,415
Liabilities
Controller
Casino (i)	1,242	-	1,242	-
Fundo Península (ii)	15,756	15,256	16,218	15,772
Subsidiary:
Sé Supermercados (ix)	1,246,051	-	-	-
Barcelona (ix)	621,580		-
Via Varejo(xi)	332,609	153,212	-	-
Bellamar	14,283	-	-	-
Nova Pontocom (xii)	-	959	-	-
P.A. Publicidade	11,775	7,601	-	-
Associates:
FIC (iv)	4,033	7,900	1,742	11,764
Joint Ventures
Indústria de Móveis Bartira Ltda. (xiii)	-	-	62,439	-
Others related parties:
Casa Bahia Comercial Ltda. (v)	-	-	-	342
Others	-	3,344	-	-
	2,247,329	188,272	81,641	27,878

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties -- Continued

a)     Sales, purchases of goods, services and other operations -- Continued

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Revenue (expenses)
Controller
Casino (i)	(5,511)	(5,061)	(5,511)	(5,061)
Fundo Península (ii)	(148,897)	(142,823)	(156,707)	(148,460)
Diniz Group (iii)	(18,974)	(17,553)	(18,974)	(18,776)
Wilkes Participações (xx)	(2,803)	(2,259)	(2,803)	(2,259)
Novasoc (ix)	8,713	7,715	-	-
Subsidiary:
Sé Supermercados (ix)	22,272	20,109	-	-
Sendas Distribuidora (ix)	53,694	51,937	-	-
Audax SP (x)	(13,172)	(13,340)	(13,172)	(13,340)
Audax Rio (x)	-	-	(13,834)	(13,603)
Associates:
FIC (iv)	17,027	-	19,272	1,842
Dunnhumby (xiv)	(807)	(334)	(807)	(334)
Joint Ventures
Indústria de Móveis Bartira Ltda. (xiii)	-	-	(139)	-
Others related parties:
Sykué Consultoria em Energia Ltda. (viii)	(828)	(382)	(2,019)	(382)
Casa Bahia Comercial Ltda. (v)	-	-	(152,033)	(141,183)
Administradores da Nova Pontocom (vi)	2,873	3,555	2,873	3,555
Axialent Consultoria (xxii)	(1,840)	(2,921)	(1,840)	(2,921)
Habile Segurança e Vigilância Ltda (xix)	-	-	(30,117)	(38,719)
Pão de Açúcar Indústria e Comércio (xviii)	(8,400)	(8,400)	(8,400)	(8,400)
	(96,653)	(109,757)	(384,211)	(388,041)

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties, including:

i.

Casino: Technical Assistance Agreement, signed between the Company and Casino on July 21, 2005, whereby, in exchange for the annual payment of US$2,727 thousand, it transfers administrative and financial expertise. This agreement is effective for seven years, with automatic renewal for an indeterminate term. As of the seventh year, the annual payment will total US$1,818 thousand. This agreement was approved by the Extraordinary General Meeting held on August 16, 2005.

ii.	Fundo Península: 59 real estate lease agreements with the Company, 1 property with Novasoc, 1 property with Sé and 1 property with Barcelona.

iii.	Diniz Group: lease of 15 properties to the Company and 2 properties to Sendas.

iv.

FIC: (i) refund of expenses arising from the infrastructure agreement, such as: expenses related to the cashiers’ payroll, and commissions on the sale of financial products (ii) financial expenses related to the sale of receivables (named “financial discount”) and (iii) property rental revenue; and (iv) the cost apportionment agreement.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties -- Continued

a)     Sales, purchases of goods, services and other operations -- Continued

v.

Casa Bahia Comercial Ltda.: Via Varejo has an accounts receivable related to the “First Amendment to the Shareholders´ Agreement” between Via Varejo, GPA and Casa Bahia Comercial, which guarantees to Via Varejo the right to be rembursed by Casa Bahia for certain contingencies or expenses recognized that may be payable by Via Varejo as from June 30, 2010 (see xii).

Additionally, Via Varejo and its subsidiary NCB have lease agreements for distribution centers and commercial and administrative buildings entered into under specific conditions with the Management of Casa Bahia Comercial.

vi.

Management of Nova Pontocom: on November 2010, in the context of the restructuring of GPA’s e-commerce business, the Company granted to certain statutory members of Nova Pontocom’s management a loan amounting to R$10,000 and entered into a swap agreement in the amount of R$20,000, both maturing on January 8, 2018 and duly restated.

vii.	Sykué Geração de Energia:acquisition of power in the free market to supply several of the Company’s consumer units.

viii.

Sykué Consultoria em Energia Ltda: energy supply planning services, including projection of energy consumption for each consumer unit, during 102 months (economic feasibility study of the costs to maintain the stores in the captive market or in the free market) and regulatory advisory services with the Brazilian Electricity Regulatory Agency - ANEEL), the spot market – CCEEand NOS.

ix.

Novasoc, Sé Supermercados, Sendas Distribuidora, Barcelona, Salim Maluf Gas Station, Santo André Gas Station, Império Gas Station, Lapa Gas Station, Ciara Gas Station and Convenience Store:include amounts arising from the use of the shared service center, such as treasury, accounting, legal and others, and commercial operation agreements, business mandate and intercompany loans.

x.	Audax: loans to the football clubs Audax SP and Audax RJ, addition to the financial support in training professional athletes.

xi.	Via Varejo: the entity has trade accounts payable related to the "First Amendment to the Shareholders´ Agreement" between Via Varejo and Casa Bahia, which guarantees the right to be rembursed for certain contingencies, or reimbursement expenses, recognized as from June 30, 2010 (see v), as well as the business mandate.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties -- Continued

a)   Sales, purchases of goods, services and other operations -- Continued

xii.	Nova Pontocom: amounts arising from the use of the shared service center, such as treasury, accounting, legal and other, and loans remunerated at 105% of CDI.

xiii.	Indústria de Móveis Bartira Ltda.: amounts arising from infrastructure expenses and the purchase and sale of goods.

xiv.	Dunnhumby: information management service agreement.

xv.	Fazenda da Toca Ltda.: contract for the supply of organic eggs, conventional oranges and organic juices, etc.

xvi.	Duque Comércio e Participações Ltda. and Posto de Serviços 35 Ltda.: agreement for quota call and put options (Posto Vereda Tropical, Rebouças and Barueri), see note 15 (ii).

xvii.	Flyligth: aircraft lease agreement.

xviii.	Pão de Açúcar S.A. Indústria e Comércio: equipment lease agreement.

xix.	Habile Segurança e Vigilância Ltda:to Via Varejo through its subsidiary Nova Casa Bahia S.A., conducted security services operations.

xx.	Wilkes: commissions paid related to the Company’s loan agreements in which Wilkes is a guarantor.

xxi.	Vancouver: amounts transferred by the parent company for future capital increase.

xxii.	Axialent Consultoria: human resources advisory service agreement.

xxiii.	Rede Duque: represents the loan agreement between Vancouver and the gas stations Vereda Tropical, Rebouças and Barueri.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties -- Continued

b)      Management and Fiscal Council’s remuneration

The expenses related to the compensation of senior management (officers appointed pursuant to the Bylaws, the Board of Directors and Pension Plan), recorded in the consolidated income statement for the year ended December 31, 2012, were as follows:

	In relation to total compensation at December 31, 2012
	Regular Rate of Pay	Variable Remuneration	Stock Option Plan	Total

Board of Directors (*)	7,924	-	-	7,924
Board of Executive Officers	17,002	23,051	20,662	60,715
Fiscal Council	486	-	-	486
	25,412	23,051	20,662	69,125

In relation to total compensation at December 31, 2011
	Regular Rate of Pay	Variable Remuneration	Stock Option Plan	Total

Board of Directors (*)	7,836	-	-	7,836
Board of Executive Officers	19,176	25,610	16,643	61,429
Fiscal Council	504	-	-	504
	27,516	25,610	16,643	69,769

  (*) Remuneration according to the number of participants in the meeting.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

14.   Investments

a)      Breakdown of investments

	Parent Company
	Sé	Sendas	Novasoc	Via Varejo (*)	Nova Pontocom	NCB (*)	Barcelona	Bellamar	GPA M&P	API SPE	Other	Total
Balances on 12.31.2010	1,702,505	35,378	30,041	1,337,715	18,994	835,689	-	-	-	-	23,856	3,984,178
Additions	-	-	-	-	-	-	-	-	14,000	15,488	111	29,599
Exchange rate variation	-	-	-	-	-	-	-	-	-	-	1,419	1,419
Write-off	(152,074)	(36,655)	(11,271)	-	-	-	-	-	-	-	-	(200,000)
Equity pickup	220,394	36,014	36,407	43,327	10,478	20,815	-	-	(666)	-	7,916	374,685
Godwill not merged	109,454	-	-	-	-	-	-	-	-	-	-	109,454
Gain/(loss)	-	-	-	838	964	-	-	-	-	-	-	1,802
Balances on 12.31.2011	1,880,279	34,737	55,177	1,381,880	30,436	856,504	-	-	13,334	15,488	33,302	4,301,137
Additions	-	-	-	-	-	-	-	-	10,065	1,060	68	11,193
Spinoff	(515)	(504)	-	-	-	-	-	-	-	-	-	(1,019)
Exchange rate variation	-	-	-	-	-	-	-	-	-	-	749	749
Write-off	-	-	-	-	-	-	-	-	-	-	(7)	(7)
Merger	628,077	292,336	(5,445)	-	-	-	698,954	199,538	11,313	-	-	1,824,773
Equity pickup	272,800	30,863	42,385	168,087	1,134	(35,847)	-	-	120,043	(348)	4,588	603,705
Dividends receivable	-	-	-	(2,458)	-	-	-	-	-	-	-	(2,458)
Gain/(loss)	(2,837)	(210)	-	1,086	415	-	-	-	-	-	-	(1,546)
Balances on 12.31.2012	2,777,804	357,222	92,117	1,548,595	31,985	820,657	698,954	199,538	154,755	16,200	38,700	6,736,527

(*) In the case of NCB, the investment amount refers to the effects of fair value measurements recorded in connection with the business combination. For Via Varejo, these effects of fair value were considered together with the accounting investments held in this subsidiary.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

14.   Investments -- Continued

a)      Breakdown of investments -- Continued

	Consolidated
	FIC (ii)	BINV	Bartira (i)	Other	Total
Balances on 12.31.2010	213,294	11,810	-	7,436	232,540
Additions	-	-	-	112	112
Fair value investments - Bartira	-	-	86,872	-	86,872
Write-offs	-	(14,223)	-	(4)	(14,227)
Equity pickup	29,953	4,872	-	-	34,825
Transfer	(10,179)	17,263	-	(7,084)	-
Balances on 12.31.2011	233,068	19,722	86,872	460	340,122

Additions	-	-	-	4	4
Equity pickup	10,245	575	-	(1)	10,819
Dividends receivable	(11,473)	(1,553)	-	-	(13,026)
Gain equity interest	24,510	-	-	-	24,510
Balances on 12.31.2012	256,350	18,744	86,872	463	362,429

(i)   Surplus value of investment held in Bartira

It refers to the measurement of the investment currently held by NCB of 25% of Bartira’s capital stock at fair value by the income approach, considering the present value of directly or indirectly generated future benefits assessed and quantified in the form of cash flow. The asset was recognized at the time of the business combination between CB and Casa Bahia.

This asset was subject to impairment testing under the same calculation criteria of goodwill on investments; therefore, it is not necessary to record a provision for impairment.

(ii) FIC

FIC’s summarized financial statements are as follows:

	Consolidated
	12.31.2012	12.31.2011
Current assets	3,384,723	3,485,365
Noncurrent assets	43,171	201,785
Total assets	3,427,894	3,687,150

Current liabilities	2,768,570	3,008,357
Noncurrent liabilities	18,710	52,446
Equity	640,614	626,347
Total liabilities and equity	3,427,894	3,687,150

	12.31.2012	12.31.2011
Income statement:
Revenue	897,814	911,643
Operating income	66,671	75,849
Net income	39,268	77,509

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

14.   Investments -- Continued

For the purposes of calculating the investment, the investee’s equity should be deducted from the special goodwill reserve, which is the exclusive right of Itaú Unibanco.

The summarized financial statements of the investees Via Varejo and Nova Pontocom are presented in Note 35.

15.   Business combinations

Acquisition of Rede Duque

     Context of the operation

In 2009, the Company signed an Agreement for Outsourcing Management (“Management Agreement”) with Rede Duque for a 20-year term, whereby the Company would conduct the operational and financial management of 39 Rede Duque gas stations through its subsidiary Vancouver Empreendimentos e Participações Ltda. (“Vancouver”), in exchange for payment based on these gas stations’ results.

On May 28, 2012, the Management Agreement was terminated and, as part of the termination, pursuant to the Agreement for Share Purchase and Other Covenants, Vancouver acquired all the shares of five gas stations (“Acquired Gas Stations”) and established a partnership with Rede Duque in three other gas stations through the acquisition of shares representing 95% of their capital stock (“Partnership Gas Stations”), with a subsequent call option to be exercised by Rede Duque (“Call and Put Option Agreement").

i)      Acquisition of the five gas stations

Through the Agreement for Share Purchase, the Company acquired all the shares of six companies that were part of Rede Duque and operated five gas stations (one of the companies operates a convenience store in one of the acquired gas stations), with monthly net revenue since the acquisition of R$25,686 and loss of R$1,299.

Determination of the consideration transferred for the acquisition of five Rede Duque gas stations

Under the Management Agreement, the Company and Vancouver had prepaid R$30,000 for the use of GPA brands in the gas stations and exclusive management of the gas stations. The release of this amount was subject to certain events. This amount was used as part payment for the acquisition of the Acquired Gas Stations, plus an additional payment of R$10,000, for a total purchase price of R$40,000.

Provisional identification of the fair value of identifiable acquired assets and liabilities

The Company provisionally identified the fair value of identifiable assets and liabilities acquired from Rede Duque on the business combination date and the acquired entities’ net assets total R$3,129.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations -- Continued

Acquisition of Rede Duque -- Continued

Goodwill resulting from the acquisition

As a result of: (i) the measurement of the total consideration transferred due to the acquisition of control of the Acquired Gas Stations, and (ii) the provisional measurement of the identifiable assets and liabilities at fair value, goodwill totaled R$38,702. The Company will complete the allocation of the purchase price by identifying the intangible assets acquired by May 28, 2013.

ii)   Partnership of the three gas stations

Through the Debt Assumption Agreement, entered into on the same date between Company, Vancouver and Rede Duque, Vancouver assumed Rede Duque’s bank debts in the amount of R$50,000. On the same date, the parties entered into an Agreement for Share Purchase, whereby Vancouver acquired approximately 95% of the shares of the Partnership Gas Stations, which operated three gas stations with net revenue of approximately R$3,500, upon assignment of part of Vancouver’s receivables from Rede Duque, acquired as a result of said debt assumption. The acquired gas stations will continue to be managed by Rede Duque, and the Company will have protective vetoes.

Also through the agreement, a Call and Put Option Agreement was executed whereby Vancouver granted Rede Duque an option to purchase its shares of the capital of the Partnership Gas Stations, exercisable in one year, for R$50,000, restated at 110% of CDI and payable in 240 monthly installments. The Company also has a put option, whereby it may demand that Rede Duque purchase its shares under the same terms above if the call option is not exercised.

If the call and put options expire, Vancouver will be able to acquire the shares of the Partnership Gas Stations’ capital owned by Rede Duque for one Real (R$1) plus dividends for the one-year partnership period.

The amount of R$50,000 is recorded as a financial instrument at its realization amount, which is the fair value of the interest in the partnership gas stations.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

16.   Property and equipment

a)     Parent Company:

	Balance at:					Balance at:
	12.31.2010	Additions	Depreciation	Write-offs	Transfers	12.31.2011
Land	820,089	-	-	-	(14,000)	806,089
Buildings	1,795,262	23,380	(57,085)	(252)	199,566	1,960,871
Leasehold improvements	986,223	387	(71,054)	(3,844)	184,656	1,096,368
Equipment	363,139	182,839	(67,235)	(9,077)	44,139	513,805
Installations	92,104	18,985	(9,610)	(334)	9,276	110,421
Furniture and fixtures	160,881	54,887	(24,715)	(1,596)	19,464	208,921
Vehicles	15,194	9,470	(4,748)	(1,798)	582	18,700
Construction in progress	421,480	429,934	-	(10,404)	(581,845)	259,165
Other	120,987	28,135	(6,962)	(2)	(105,962)	36,196
	4,775,359	748,017	(241,409)	(27,307)	(244,124)	5,010,536

Financial lease
Hardware	3,665	50,239	(14,127)	(241)	2,936	42,472
Buildings	22,974	-	(1,369)	-	-	21,605
	26,639	50,239	(15,496)	(241)	2,936	64,077
Total	4,801,998	798,256	(256,905)	(27,548)	(241,188)	5,074,613

	Balance at:						Balance at:
	12.31.2011	Additions	Depreciation	Merger (*)	Write-offs	Transfers	12.31.2012
Land	806,089	91,288	-	40,010	-	219,899	1,157,286
Buildings	1,960,871	13,591	(59,721)	51,314	(5,547)	(5,444)	1,965,952
Leasehold improvements	1,096,368	71,765	(80,045)	68,683	(1,217)	233,763	1,389,317
Equipment	513,805	170,285	(101,655)	37,709	(5,131)	70,473	685,486
Installations	110,421	20,735	(12,105)	7,646	(594)	11,232	137,335
Furniture and fixtures	208,921	71,927	(27,716)	13,265	(1,880)	(2,751)	261,766
Vehicles	18,700	14,342	(5,175)	1,750	(10,740)	1,168	20,045
Construction in progress	259,165	413,380	-	2,101	(33)	(564,297)	110,316
Other	36,196	40,290	(9,215)	2,819	(69)	(31,763)	38,258
	5,010,536	907,603	(295,632)	225,297	(25,211)	(56,832)	5,765,761

Financial lease
Hardware	42,472	-	(12,142)	-	-	-	30,330
Buildings	21,605	-	(942)	-	-	-	20,663
	64,077	-	(13,084)	-	-	-	50,993
Total	5,074,613	907,603	(308,716)	225,297	(25,211)	(56,832)	5,816,754

(*) Refers to the corporate reorganization described in note 1 c).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

16.   Property and equipment -- Continued

a)     Parent Company -- Continued

	Balance at 12.31.2012			Balance at 12. 31.2011
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,157,286	-	1,157,286	806,089	-	806,089
Buildings	2,748,229	(782,277)	1,965,952	2,649,382	(688,511)	1,960,871
Leasehold improvements	2,419,833	(1,030,516)	1,389,317	1,937,875	(841,507)	1,096,368
Equipment	1,541,610	(856,124)	685,486	1,223,421	(709,616)	513,805
Installations	333,717	(196,382)	137,335	285,015	(174,594)	110,421
Furniture and fixtures	610,406	(348,640)	261,766	507,854	(298,933)	208,921
Vehicles	30,208	(10,163)	20,045	29,318	(10,618)	18,700
Construction in progress	110,316	-	110,316	259,165	-	259,165
Other	82,188	(43,930)	38,258	66,647	(30,451)	36,196
	9,033,793	(3,268,032)	5,765,761	7,764,766	(2,754,230)	5,010,536

Financial lease
Hardware	58,703	(28,373)	30,330	58,703	(16,231)	42,472
Buildings	34,447	(13,784)	20,663	34,448	(12,843)	21,605
	93,150	(42,157)	50,993	93,151	(29,074)	64,077
Total	9,126,943	(3,310,189)	5,816,754	7,857,917	(2,783,304)	5,074,613

b)    Consolidated

	Balance at:					Balance at:
	12.31.2010	Additions	Depreciation	Write-offs	Transfers	12.31.2011
Land	983,005	210	-	1,263	(36,308)	948,170
Buildings	1,907,727	27,755	(60,935)	(149)	241,150	2,115,548
Leasehold improvements	1,515,898	87,352	(112,857)	(22,164)	329,263	1,797,492
Equipment	608,748	316,900	(119,097)	(19,429)	132,060	919,182
Installations	244,524	41,994	(31,128)	42	10,268	265,700
Furniture and fixtures	399,573	101,518	(59,896)	(21,358)	17,569	437,406
Vehicles	246,798	76,751	(43,723)	(15,189)	2,234	266,871
Construction in progress	577,957	596,847	-	(8,427)	(824,830)	341,547
Other	142,173	40,389	(12,940)	(245)	(88,068)	81,309
	6,626,403	1,289,716	(440,576)	(85,656)	(216,662)	7,173,225
Financial lease
Equipment	74,332	-	(4,264)	(887)	(41,240)	27,941
Hardware	31,895	101,318	(21,992)	(17,054)	10,918	105,085
Installations	1,086	-	(104)	(1)	(120)	861
Furniture and fixtures	17,864	-	(1,506)	(35)	(6,176)	10,147
Vehicles	14,074	-	(9,990)	(2,564)	12,544	14,064
Buildings	28,683	-	(1,756)	-	-	26,927
	167,934	101,318	(39,612)	(20,541)	(24,074)	185,025
Total	6,794,337	1,391,034	(480,188)	(106,197)	(240,736)	7,358,250

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

16.   Property and equipment -- Continued

b)    Consolidated  -- Continued

	Balance at:						Balance at:
	12.31.2011	Additions	Depreciation	Acquisition of subsidiary (**)	Write-offs	Transfers	12.31.2012
Land	948,170	97,051	-	-	-	219,543	1,264,764
Buildings	2,115,548	14,184	(65,466)	-	(8,070)	234	2,056,430
Leasehold improvements	1,797,492	255,018	(150,389)	5	6,669	335,065	2,243,860
Machinery and equipment	919,182	280,694	(187,381)	531	(14,030)	108,682	1,107,678
Facilities	265,700	39,405	(36,464)	320	(2,963)	19,336	285,334
Furniture and fixtures	437,406	123,170	(64,966)	34	(9,910)	8,637	494,371
Vehicles	266,871	25,649	(36,109)	29	(41,015)	14,365	229,790
Construction in progress	341,547	567,275	-	83	(391)	(703,883)	204,631
Other	81,309	47,714	(18,455)	-	(307)	(30,733)	79,528
	7,173,225	1,450,160	(559,230)	1,002	(70,071)	(28,754)	7,966,386

Financial lease
Equipment	27,941	-	(3,819)	-	(433)	(469)	23,220
Hardware	105,085	3,177	(30,005)	-	982	17	79,256
installations	861	-	(110)	-	(26)	320	1,045
Furniture and fixtures	10,147	-	(1,388)	-	(246)	223	8,736
Vehicles	14,064	-	(102)	-	(3,793)	86	10,255
Buildings	26,927	-	(1,328)	-	-	1	25,600
	185,025	3,177	(36,752)	-	(3,516)	178	148,112
Total	7,358,250	1,453,337	(595,982)	1,002	(73,533)	(28,576)	8,114,498

(**) Refer to acquisition of Rede Duque described in note 15.

The column of transfer is mainly impacted by the amount of R$76,289 and R$123,639 of ICMS on property and equipments, parent company and consolidated, respectively, which was incorporated into the cost of the asset.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

16.   Property and equipment -- Continued

b)    Consolidated  -- Continued

	Balance at 12.31.2012			Balance at12.31.2011
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,264,764	-	1,264,764	948,170	-	948,170
Buildings	2,906,108	(849,678)	2,056,430	2,907,817	(792,269)	2,115,548
Leasehold improvements	3,698,557	(1,454,697)	2,243,860	3,116,923	(1,319,431)	1,797,492
Equipment	2,243,454	(1,135,776)	1,107,678	1,892,180	(972,998)	919,182
Installations	567,033	(281,699)	285,334	512,834	(247,134)	265,700
Furniture and fixtures	981,198	(486,827)	494,371	870,285	(432,879)	437,406
Vehicles	300,629	(70,839)	229,790	319,889	(53,018)	266,871
Construction in progress	204,631	-	204,631	341,547	-	341,547
Other	152,264	(72,736)	79,528	136,885	(55,576)	81,309
	12,318,638	(4,352,252)	7,966,386	11,046,530	(3,873,305)	7,173,225

Financial lease
Equipment	37,051	(13,831)	23,220	39,374	(11,433)	27,941
Hardware	152,194	(72,938)	79,256	149,476	(44,391)	105,085
Installations	1,859	(814)	1,045	1,220	(359)	861
Furniture and fixtures	14,897	(6,161)	8,736	15,373	(5,226)	10,147
Vehicles	12,800	(2,545)	10,255	20,293	(6,229)	14,064
Buildings	43,401	(17,801)	25,600	43,402	(16,475)	26,927
	262,202	(114,090)	148,112	269,138	(84,113)	185,025
Total	12,580,840	(4,466,342)	8,114,498	11,315,668	(3,957,418)	7,358,250

c) Guarantees

At December 31, 2012 and 2011, the Company and its subsidiaries had collaterized property and equipment items for some legal claims, as disclosed in note 24 (h).

d) Capitalized borrowing costs

The amount of the borrowing costs for the year ended December 31, 2012 was R$17,205 (R$27,076 at December 31, 2011). The rate used to determine the borrowing costs eligible for capitalization was 106.4% of CDI, corresponding to the effective interest rate of the Company’s borrowings.

e) Additions to property and equipment

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Additions (i)	767,861	726,557	1,308,951	1,262,640
Financial lease (ii)	-	50,239	3,177	101,318
Capitalized interest	15,738	21,461	17,205	27,076
Real state financing	124,004	-	124,004	-

Total	907,603	798,257	1,453,337	1,391,034

(i)      The additions made by the Company relate to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

(ii)     In the statements of cash flows it was decreased from assets additions made in the year ended December 31, 2012, totaling R$3,177 (R$101,318 at December 31, 2011), Parent Company and Consolidated, the acquisitions of property and equipment through finance leases, as they did not involve cash disbursement on the date of acquisition.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

16.   Property and equipment -- Continued

f) Other information

At December 31, 2012, the subsidiaries Via Varejo and NCB recorded in the cost of goods sold and services rendered the consolidated amount of R$35,755 (R$30,476 at December 31, 2011) referring to the depreciation of its fleet of trucks, equipments, buildings and installations related to the distribution centers.

g) Asset impairment tests

On December 31, 2012 and 2011, there was no loss related to impairment. The recoverable amount was calculated based on the value in use and was determined relative to the cash-generating unit. A cash-generating unit consists of assets in stores, in each of the Group segment. To determine the value in use of the cash-generating unit, the cash flows were discounted at a rate of 10.8% before taxes.

17.   Intangible assets

a)     Parent Company

	Balance at:					Balance at:
	12.31.2010	Additions	Amortization	Write-offs	Transfers	12.31.2011

Goodwill – home appliances	183,781	-	-	-	-	183,781
Goodwill – retail	300,614	-	-	-	(109,454)	191,160
Commercial rights – retail (e)	-	-	-	-	17,600	17,600
Software and implementation (h)	195,260	155,114	(53,493)	(11,188)	162,202	447,895
	679,655	155,114	(53,493)	(11,188)	70,348	840,436

	Balance at:						Balance at:
	12.31.2011	Additions	Amortization	Merger (*)	Write-offs	Transfers	12.31.2012

Goodwill – home appliances	183,781	-	-	-	-	-	183,781
Goodwill – retail	191,160	-	-	173,133	(300)	(8,581)	355,412
Commercial rights – retail (e)	17,600	-	-	-	-	17,302	34,902
Software and implementation (h)	447,895	25,512	(68,486)	114	(7)	128,993	534,021
	840,436	25,512	(68,486)	173,247	(307)	137,714	1,108,116

(*) Refers to the corporate reorganization described in note 1 c).

	Balance at 12.31.2012			Balance at 12.31.2011
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill – home appliances	183,781	-	183,781	183,781	-	183,781
Goodwill – retail	1,073,990	(718,578)	355,412	899,659	(708,499)	191,160
Commercial rights – retail (e)	34,902	-	34,902	17,600	-	17,600
Software and implementation (h)	823,449	(289,428)	534,021	690,180	(242,285)	447,895
	2,116,122	(1,008,006)	1,108,116	1,791,220	(950,784)	840,436

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

17.   Intangible assets -- Continued

b) Consolidated -- Continued

	Balance at:					Balance at:
	12.31.2010	Additions	Amortization	Write-offs	Transfers	12.31.2011

Goodwill – cash and carry	358,965	-	-	-	2,602	361,567
Goodwill – home appliances	289,084	-	-	-	7,580	296,664
Goodwill – retail	723,776	-	-	-	(6,706)	717,070
Brands – cash and carry (d)	38,639	-	-	-	-	38,639
Brands – home appliances (d)	2,015,010	82	-	-	126	2,015,218
Commercial rights – home appliances (e)	603,266	7,779	(12,139)	(10,793)	25,371	613,484
Fair value of investments - Bartira	86,872	-	-	-	(86,872)	-
Commercial rights – retail (e)	-	-	-	-	17,600	17,600
Customer relationship – home appliances	24,845		(6,283)		-	18,562
Advantageous supply agreement – Bartira (f)	212,652	-	(77,720)	-	-	134,932
Advantageous lease agreement – NCB (g)	251,994	-	(50,992)	-	-	201,002
Software (h)	310,877	183,774	(79,173)	(32,407)	141,552	524,623
Total intangible assets	4,915,980	191,635	(226,307)	(43,200)	101,253	4,939,361

	Balance at:					Balance at:
	12.31.2011	Additions	Amortization	Write-offs	Transfers	12.31.2012

Goodwill – cash and carry	361,567	-	-	-	-	361,567
Goodwill – home appliances	296,664	-	-	-	(57)	296,607
Goodwill – retail	717,070	38,777	-	(300)	(8,582)	746,965
Brands– cash and carry (d)	38,639	-	-	-	-	38,639
Brands – home appliances (d)	2,015,218	41	-	-	-	2,015,259
Commercial rights – home appliances (e)	613,484	-	(8,050)	(579)	3,442	608,297
Commercial rights – retail (e)	17,600	-	-	-	17,302	34,902
Commercial rights - cash and carry (e)	-	-	-	-	10,000	10,000
Customer relationship – home appliances	18,562	-	(6,282)	-	-	12,280
Advantageous supply agreement – Bartira (f)	134,932	-	(73,738)	-	-	61,194
Advantageous lease agreement – NCB (g)	201,002	-	(51,864)	-	-	149,138
Software (h)	524,623	84,402	(98,180)	(800)	130,663	640,708
Total intangible assets	4,939,361	123,220	(238,114)	(1,679)	152,768	4,975,556

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

17.   Intangible assets -- Continued

	Balance at 12. 31.2012			Balance at 12.31.2011
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill – cash and carry	371,008	(9,441)	361,567	371,008	(9,441)	361,567
Goodwill – home appliances	296,607	-	296,607	296,664	-	296,664
Goodwill – retail	1,848,402	(1,101,437)	746,965	1,826,132	(1,109,062)	717,070
Brands – cash and carry (d)	38,639	-	38,639	38,639	-	38,639
Brands – home appliances (d)	2,015,259	-	2,015,259	2,015,219	(1)	2,015,218
Commercial rights – home appliances (e)	663,565	(55,268)	608,297	661,823	(48,339)	613,484
Commercial rights – retail (e)	34,902	-	34,902	17,600	-	17,600
Commercial rights - cash and carry (e)	10,000	-	10,000	-	-	-
Customer relationship – home appliances	34,268	(21,988)	12,280	34,268	(15,706)	18,562
Advantageous supply agreement – Bartira (f)	221,214	(160,020)	61,194	221,214	(86,282)	134,932
Advantageous lease agreement – NCB (g)	256,104	(106,966)	149,138	256,103	(55,101)	201,002
Software (h)	1,003,604	(362,896)	640,708	816,536	(291,913)	524,623
Total intangible assets	6,793,572	(1,818,016)	4,975,556	6,555,206	(1,615,845)	4,939,361

c) Impairment testing of goodwill and intangible assets

At December 31, 2012, the Company calculated the recoverable amount of the goodwill arising from past acquisitions, whose balance ceased to be amortized as of January 1, 2008, with the purpose of evaluating if there were changes in the assets’ value resulting from events or changes in economic, operating and technological conditions that might indicate impairment for all cash generating units (“CGU”).

For impairment testing purposes, the goodwill acquired through business combinations and licenses with indefinite useful lives was allocated to four cash generating units, which are also operating segments that disclose information: retail, home appliances, cash and carry and e-commerce.

The recoverable amount of the segments was defined by means of a calculation based on the value in use based on cash projections arising from the financial budgets approved by senior management for the next three years. The discount rate before taxes applied to cash flow projections is 10.8% (15.5% at December 31, 2011), and cash flows exceeding 3 years are extrapolated by using a growth rate of 6.7% (3.0% at December 31, 2011). As a result of this analysis, there was no impairment.

d) Tradenames

The cash and carry tradename refers to “ASSAI” and the home appliances tradenames refer to “PONTO FRIO” and “CASAS BAHIA”. These tradenames were recorded during the business combinations made with the companies that owned the rights over the tradenames.

The value was subject to impairment testing through the income approach – Relief from Royalty, which consists of determining the value of an asset by measuring the present value of future benefits. Given the indefinite useful life of the tradename, we consider a perpetual growth of 2.5% in the preparation of the discounted cash flow. The royalty rate used was 0.9%.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

17.   Intangible assets -- Continued

e) Commercial rights

Commercial rights refer to amounts paid to former owners of commercial spots, and amounts calculated as the fair value of these rights in business combinations of Casa Bahia and Ponto Frio. For test purpose of non-realization of these assets were allocated stores that have given rise to the right, and tested together with the fixed assets as described in note 6 b).

f)   Advantageous supply agreement – Bartira

NCB has an exclusive supply agreement with Bartira. This agreement provides NCB with advantageous conditions in the acquisition of furniture compared with the margins of the sector. The amount was recorded at the business combination and has been established by the income approach, based on information on comparable transactions in the market.

The useful life of that asset was defined as three years, ending during the year 2013. This intangible asset was submitted to impairment testing according to the same calculation criteria used for goodwill on investments, and it is not necessary to record a provision for impairment.

g)  Advantageous lease agreement – NCB

Refers to CB’s properties, comprising stores, distribution centers and buildings, which are object of operating leases on advantageous terms entered into by NCB. It was measured by the income approach based on information on comparable transactions in the market. This asset was recognized at the time of the business combination between CB and the Company.

This asset’s useful life was defined as 10 years in accordance with the partnership agreement. This intangible asset was tested for impairment using the same calculation criteria used for goodwill on investments, and it is not necessary to record a provision for impairment.

h)  Other intangible assets

Software was tested for impairment according to the same criteria used for property and equipment.

Other intangible assets, whose useful lives are indefinite, were tested for impairment according to the same calculation criteria used for goodwill on investments, and it is not necessary to record a provision for impairment.

i)      Intangible assets with definite useful life

Advantageous lease agreements for stores and buildings (10 years), advantageous furniture supply agreement (3 years) and customer relationships (5 to 7 years).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

18.   Trade accounts payable

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Merchandise suppliers	2,142,033	2,052,952	5,820,514	5,541,769
Service suppliers	649,364	473,960	947,805	740,000
Other suppliers	-	-	55,599	7,699
Present value adjustment	-	-	(20,678)	(10,711)
	2,791,397	2,526,912	6,803,240	6,278,757

19.   Loans and financings

a)      Debt breakdown

	Parent Company		Consolidated
Current	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Debentures (i)
Debentures	554,918	506,122	674,003	506,122
Swap contracts (c), (g)	(206)	68	(206)	68
Transactions costs	(4,756)	(4,346)	(5,353)	(4,346)
	549,956	501,844	668,444	501,844
Loans
Local currency
BNDES (e)	90,863	109,224	113,236	152,751
IBM	-	-	5,100	6,815
Working capital (c)	154,896	38,065	155,196	126,892
Direct consumer credit – CDCI (c) (d)	-	-	2,498,997	2,263,122
PAFIDC (note 10)	-	803,949	-	1,235,901
Financial leases (note 25)	66,863	55,800	83,054	81,521
Swap contracts (c), (g)	(11,210)	(882)	(11,210)	(882)
transactions costs	(5,983)	(6,424)	(7,290)	(8,670)
Other	-	-	-	2,379
	295,429	999,732	2,837,083	3,859,829
Foreign currency
Working capital (c)	592,470	15,546	723,140	537,023
Swap contracts (c), (g)	(18,874)	(197)	(17,387)	19,163
Transactions costs	(129)	(298)	(130)	(361)
	573,467	15,051	705,623	555,825
	1,418,852	1,516,627	4,211,150	4,917,498

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financing -- Continued

a) Debt breakdown -- Continued

	Parent Company		Consolidated
Non current	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Debentures (i)
Debentures	2,948,000	2,145,886	3,748,000	2,145,886
Funding cost	(5,889)	(8,368)	(6,647)	(8,368)
	2,942,111	2,137,518	3,741,353	2,137,518
Loans
Local currency
BNDES (e)	269,090	375,560	283,141	405,515
IBM	-	-	-	5,112
Working capital (c)	1,435,568	1,098,730	1,806,566	1,406,575
Direct consumer credit – CDCI (c) (d)	-	-	130,338	129,300
Globex FIDCs	-	-	-	1,184,522
Financial leases (note 25)	138,066	152,344	162,537	194,788
Swap contracts (c), (g)	(35,221)	(17,129)	(35,221)	(25,779)
Funding cost	(6,914)	(7,244)	(8,172)	(7,780)
	1,800,589	1,602,261	2,339,189	3,292,253

Foreign currency
Working capital (c)	211,092	716,621	258,811	832,657
Swap contracts (c), (g)	(50,456)	(26,729)	(58,249)	(21,399)
Funding cost	-	(129)	-	(129)
	160,636	689,763	200,562	811,129

	4,903,336	4,429,542	6,281,104	6,240,900

b)    Maturity schedule of loans and borrowings recorded in noncurrent liabilities.

Year	Parent Company	Consolidated
2014	1,746,776	2,267,402
2015	2,466,973	3,318,010
2016	293,479	293,881
After 2016	408,911	416,630
Subtotal	4,916,139	6,295,923

Funding cost	(12,803)	(14,819)

Total	4,903,336	6,281,104

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings -- Continued

c)      Financing of working capital, swap and direct consumer credit - CDCI

		Parent Company		Consolidated
	Rate*	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Debt
Local currency
Banco do Brasil	11.8% p.a.	524,175	809,769	524,175	1,856,869
Banco do Brasil	104.99% of CDI	710,074	327,026	1,997,047	327,026
Bradesco	111.77% of CDI	-	-	887,730	1,041,287
Santander	105.7% of CDI	-	-	-	88,830
Safra	111.83% of CDI	356,215	-	1,182,145	611,877
		1,590,464	1,136,795	4,591,097	3,925,889
Current		154,896	38,065	2,654,193	2,390,014
Noncurrent		1,435,568	1,098,730	1,936,904	1,535,875

Foreign currency
Citibank	(Libor + 1.45%) p.a.	-	-	48,121	-
Itaú BBA	USD + 3.19% p.a.	597,583	536,100	597,583	536,100
Banco do Brasil	USD 3.9% p.a. and 2.3% p.a.	-	-	-	317,373
Bradesco	USD 2.68% p.a. and 3.94% p.a.	-	-	-	115,017
Santander	USD + 4.49% p.a.	1,936	203	132,204	116,239
ABN AMRO	USD + 4.90% p.a.	-	-	-	89,087
HSBC	USD + 2.40% p.a.	204,043	195,864	204,043	195,864
		803,562	732,167	981,951	1,369,680
Current		592,470	15,546	723,140	537,023
Noncurrent		211,092	716,621	258,811	832,657

Swap contracts
Citibank	105% of CDI	-	-	(7,145)	-
Itaú BBA	103.7% of CDI	(34,067)	(901)	(34,067)	(901)
Banco do Brasil	102.65% of CDI	(46,432)	(18,011)	(46,432)	(15,681)
Bradesco	103.9% of CDI	-	-	-	(4,348)
Santander	110.7% of CDI	-	-	839	18,058
ABN AMRO	104.96% of CDI	(206)	68	(206)	68
HSBC	99.00% of CDI	(35,262)	(26,025)	(35,262)	(26,025)
		(115,967)	(44,869)	(122,273)	(28,829)
Current		(30,290)	(1,011)	(28,803)	18,349
Noncurrent		(85,677)	(43,858)	(93,470)	(47,178)

		2,278,059	1,824,093	5,450,775	5,266,740

* Weighted average rate per year.

The resources for financing working capital is raised from local financial institutions denominated in foreign or local currency.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings -- Continued

d)    Direct consumer credit - CDCI

The operations of consumer correspond to the financing of credit sales to customers of subsidiary NCB, through a financial institution. Sales can be paid in up to 24 monthly installments however, are substantially less thas 12 months. The financial charges are charged average of 111.40% of the CDI. In these agreements, NCB retains substantially all the risks and benefits linked to loans financed with financial institutions secured by promissory notes issued by the subsidiary and by the assignment of receivables.

 e)   BNDES

				Parent Company		Consolidated
Annual financial charges	Number of monthly installments	Issue date	Maturity	12.31.2012	12.31.2011	12.31.2012	12.31.2011

TJLP + 3.2%	46	Jun/07	Nov/12	-	30,285	-	30,285
TJLP + 2.7%	46	Nov/07	Nov/12	-	4,375	-	4,375
TJLP + 3.6%	60	Jul/10	Dec/16	328,120	410,327	328,120	410,327
4.5% p.a.	60	Feb/11	Dec/16	31,833	39,797	31,833	39,797
TJLP + 2.3%	48	Jun/08	Jun/13	-	-	1,376	4,127
TJLP + 2.3%	48	Feb/07	May/12	-	-	-	2,112
TJLP + 1.9% p.a.	30	May/11	Jun/14	-	-	16,930	28,234
7% p.a.	24	Mar/10	Oct/12	-	-	26	16,809
TJLP + 1.9% p.a.+ 1% p.a.	30	May/11	Jun/14	-	-	7,258	12,105
TJLP + 3.5% p.a. + 1% p.a.	30	May/11	Jun/14	-	-	6,052	10,095
TJLP + 3% p.a.	24	Sep/12	Aug/15	-	-	4,782	-
				359,953	484,784	396,377	558,266

Current				90,863	109,224	113,236	152,751
Noncurrent				269,090	375,560	283,141	405,515

The credit line agreements denominated in Brazilian local currency with the Brazilian Development Bank (BNDES) are subject to the indexation based on the long-term interest rate - TJLP, plus remuneration rates and the funding cost, to reflect the BNDES’ funding portfolio. Financing is paid in monthly installments after a grace period, as mentioned in the table below.

The Company cannot offer any assets as collateral for loans to other parties without the BNDES’ prior consent and it must comply with certain financial debt covenants, calculated based on the consolidated balance sheet, as follows: (i) maintenance of a capitalization ratio (equity/total assets) equal to or greater than 0.30 and (ii) EBITDA/net debt equal to or greater than 0.35. The Company controls and monitors these ratios.

       At December 31, 2012, the Company was in compliance with the aforementioned clauses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and borrowings- Continued

f)    Guarantees

The Company signed promissory notes and letters of guarantee as collateral to the loans and financings obtained from BNDES and IBM.

g)      Swap contracts

The Company uses swap operations to exchange liabilities denominated in U.S. dollars and fixed interest rates for Real pegged to CDI floating interest rates. The Company contracts swap operations with the same counterparty, currency and interest rate. All these transactions are classified as hedge accounting, as disclosed in note 20. The CDI annual benchmark rate at December 31, 2012 was 8.40% (11.60% at December 31, 2011).

h)      Redeemable PAFIDC and Globex FIDC quotas

As per CPC 38 (IAS 39), the Company records the amounts related to the seniors quotas as “Loans and financings”.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and borrowings - Continued

i)  Debentures

	Date							Parent Company		Consolidated
	Type	Issue value	Outstanding debentures	Issue	Maturity	Annual financial charges	Unit price	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Parent Company
6th Issue – 1st Series - GPA	No preference	540,000	54,000	3/1/07	3/1/13	CDI + 0.5%	3	184,278	373,529	184,278	373,529
6th Issue – 2ndSeries - GPA	No preference	239,650	23,965	3/1/07	3/1/13	CDI + 0.5%	3	81,782	165,771	81,782	165,771
6th issue – 1st and 2nd Series – GPA	Interest rate swap	779,650	-	3/1/07	3/1/13	104.96% of CDI	3	(206)	68	(206)	68
8th Issue – 1st Series - GPA	No preference	500,000	500	12/15/09	12/15/14	109.5% of CDI	1,344	401,042	626,706	401,042	626,706
9th Issue – 1st Series – GPA	No preference	610,000	610	1/5/11	1/5/14	107.7% CDI	1,204	748,000	685,647	748,000	685,647
10th Issue – 1st Series- GPA	No preference	800,000	80,000	12/29/11	6/29/15	108.5% CDI	11	873,669	800,355	873,669	800,355
11st Issue – 1st Series- GPA	No preference	1,200,000	120,000	5/2/12	11/2/15	CDI + 1%	10	1,214,147	-	1,214,147	-
Subsidiaries
3rd Issue – 1st Series – Via Varejo	No preference	400,000	40,000	2/17/12	7/30/15	CDI + 1%	10	-	-	413,624	-
1st Issue – 1st Series – Nova Pontocom	No preference	100,104	100,000	4/25/12	4/25/13	105.35% of CDI	1	-	-	105,461	-
1st Issue – 1st Series – NCB	No preference	200,000	20,000	6/29/12	12/29/14	CDI +0.72%	10	-	-	200,000	-
1st Issue – 2nd Series – NCB	No preference	200,000	20,000	6/29/12	1/29/15	CDI + 0.72%	10	-	-	200,000	-

Transactions costs								(10,645)	(12,714)	(12,000)	(12,714)
								3,492,067	2,639,362	4,409,797	2,639,362
Current								549,956	501,844	668,444	501,844
Noncurrent								2,942,111	2,137,518	3,741,353	2,137,518

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings - Continued

i)  Debentures  - continued

       (i)       Breakdown of outstanding debentures

	Number of debentures	Amount

At 12.31.2011	159,075	2,639,362

3rd issue of debentures	40,000	400,000
11th issue of debentures	120,000	1,200,894
1st issue – 1st series – Nova Pontocom	100,000	100,000
1st issue – 1st series – NCB	20,000	200,000
1st issue – 2nd series – NCB	20,000	200,000
Provisioned interest and swap	-	326,879
Amortization	-	(657,339)
At 12.31.2012	459,075	4,409,797

i)   Debentures  — Continued

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured and not convertible into shares, except for the debentures issued by the subsidiaries, which are guaranteed by the Company.

These debentures are amortized according to the issue. The methods of amortization are as follows: (i) payment only at maturity (including all series of Nova Pontocom and the 9th issue of CBD), (ii) payment only at maturity with annual remuneration (10th issue of CBD), (iii) payment only at maturity with semiannual remuneration (11th  issue of GPA, 3rd issue of Via Varejo and 1st  issue of NCB), (iv) annual installments (6th series of CBD) and semiannual payments as of the 4th anniversary of the issue, (v) semiannual payments and remuneration as of the third anniversary of the issue (8th issue of CBD).

The 8th, 9th, 10th and 11th issues are entitled to early redemption, at any time, in accordance with the conditions established in the issue. The 6th and 3rd issues of Via Varejo can only be redeemed after 18 months. NCB and Nova Pontocom’s issues are not eligible for early redemption.

GPA is required to maintain certain debt financial covenants in connection with the issues made, except in the case of Nova Pontocom. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity, (ii) consolidated net debt / EBITDA ration lower than or equal to 3.25 (effective on December 31, 2012 was 0.19). At December 31, 2012, GPA was in compliance with these ratios.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments

The Company uses financial instruments only for protecting identified risks, limited to 100% of said risks.  Derivative transactions have the sole purpose of reducing the exposure to the interest rate and foreign currency fluctuations and maintaining a balanced capital structure.

The main financial instruments and their amounts recorded in the financial statements, by category, are as follows:

	Parent Company
	Carrying amount		Fair value
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	2,890,331	2,328,783	2,890,331	2,328,783
Trade accounts receivable and other accounts receivable	973,541	1,806,630	973,541	1,806,630
Related parties – assets (*)	1,532,309	1,143,031	1,532,309	1,143,031
Financial liabilities:
Amortized cost
Related parties – liabilities (*)	(2,247,329)	(188,272)	(2,247,329)	(188,272)
Trade accounts payable	(2,791,397)	(2,526,912)	(2,791,397)	(2,526,912)
Debentures	(3,492,067)	(2,639,362)	(3,495,985)	(2,641,113)
Loans and financings	(1,631,170)	(1,838,718)	(1,723,551)	(2,009,010)
Financial liabilities - fair value through profit or loss
Loans and financings	(1,198,951)	(1,468,089)	(1,198,951)	(1,468,089)
Net exposure	(5,964,733)	(3,382,909)	(6,061,032)	(3,554,952)

	Consolidated
	Carrying amount		Fair value
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	7,086,251	4,969,955	7,086,251	4,969,955
Trade accounts receivable and other accounts receivable	4,095,336	6,365,975	4,099,069	6,370,988
Related parties – assets (*)	172,164	133,415	172,164	133,415
Financial liabilities:
Amortized cost
Related parties – liabilities (*)	(81,641)	(27,878)	(81,641)	(27,878)
Trade accounts payable	(6,803,240)	(6,278,757)	(6,803,240)	(6,278,757)
Put/call options	359,057	304,339	359,057	304,339
Debentures	(4,409,797)	(2,639,362)	(4,402,206)	(2,641,113)
Loans and financings	(4,342,993)	(4,903,639)	(4,498,755)	(5,110,360)
Financial liabilities - fair value through profit or loss
Loans and financings	(1,739,464)	(3,615,397)	(1,739,464)	(3,615,397)
Net exposure	(5,664,327)	(5,691,349)	(5,808,765)	(5,894,808)

(*)Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

The fair value of other financial instruments described in Note 20 (b) allows an approximation of the carrying amount based on the existing payment conditions. The hierarchy classification of assets and liabilities at fair value is described in note 20 (c).

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries

The Company adopts risk control policies and procedures, as outlined below:

(i)  Credit risk

•      Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities to be allocated to a single financial institution, also taking into consideration monetary limits and financial institution evaluations, which are frequently updated (See Note 7).

•      Accounts receivable: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales, 0.10% at December 31, 2012 (0.09% at December 31, 2011).

•      The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions with major financial institutions.

•      Credit card and/or meal ticket sales are substantially transferred to PAFIDC and Globex FIDC, the risk of which is related and limited to the amount of subordinated quotas held by the Company (See note 10).

(ii) Interest rate risk

The Company and its subsidiaries raise loans and financing with major financial institutions for cash needs for investments and growth. As a result, the Company and its subsidiaries are exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets this effect.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(iii) Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated loans. The Company and its subsidiaries use derivatives, such as swaps, with a view to mitigating the exchange exposure risk, transforming the cost of debt into currency and domestic interest rates.

(iv)  Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, so that to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the year ended December 31, 2012.

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Loans and financing	6,322,188	5,946,169	10,492,254	11,158,398
(-) Cash and cash equivalents	(2,890,331)	(2,328,783)	(7,086,251)	(4,969,955)
Net debt	3,431,857	3,617,386	3,406,003	6,188,443

Shareholders´	8,494,725	7,625,273	11,067,951	10,094,425

Shareholders´ and net debt	11,926,582	11,242,659	14,473,954	16,282,868

(v)    Liquidity management risk

The Company manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions.

The table below summarizes the aging profile of financial liabilities of the Company on December 31, 2012 and 2011:

a) Parent Company:

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and borrowings	92,100	2,828,530	-	2,920,630
Debentures	582,255	2,770,133	-	3,352,388
Derivatives	355	70,562	-	70,917
Financial lease	55,800	118,000	34,100	207,900
At 12.31.2011	730,510	5,787,225	34,100	6,551,835

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

a)     Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(v)   Liquidity management risk – Continued

a)   Parent Company: -- Continued

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financing	888,439	2,111,787	149,876	3,150,102
Debentures	727,053	3,323,809	-	4,050,862
Derivatives	(16,219)	(81,335)	-	(97,554)
Financial lease	54,023	121,046	44,485	219,554
At 12.31.2012	1,653,296	5,475,307	194,361	7,322,964

b) Consolidated:

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and borrowings	3,248,159	3,478,612	-	6,726,771
Debentures	582,255	2,770,133	-	3,352,388
Derivatives	27,573	66,634	-	94,207
Financial lease	88,847	158,140	41,800	288,787
At 12.31.2011	3,946,834	6,473,519	41,800	10,462,153

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and borrowings	3,561,872	2,669,235	149,876	6,380,983
Debentures	897,657	4,225,743	-	5,123,400
Derivatives	(11,345)	(87,647)	-	(98,992)
Financial lease	74,373	143,868	49,992	268,233
At 12.31.2012	4,522,557	6,951,199	199,868	11,673,624

(vi)    Derivative financial instruments

Certain operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

On December 31, 2012 the reference value of these contracts were R$1,144,050 (R$2,057,826 on December 31, 2011). These operations are usually contracted under the same terms of amounts, maturities and fees, and preferably carried out with the same financial institution, observing the limits set by Management.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

a) Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)     Derivative financial instruments – Continued

The Company’s derivatives contracted after December 31, 2008 are  measured at fair value through profit or loss, including: (i) “swap” agreements of foreign currency-denominated debts (U.S. dollars), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). These agreements amounted to a notional amount of R$259,883 at December 31, 2012 (R$607,184 at December 31, 2011) and (ii) are primarily related to debentures, swapping variable domestic interest rates plus fixed interest rates with variable interest rates (CDI).

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” operations to hedge against debts, including for speculative purposes.

The Company’s internal controls were designed so that to ensure that transactions are conducted in compliance with this treasury policy.

The Company calculates the effectiveness of operations and hedge accounting is applied on inception date and on continuing basis. Hedges designated transactions contracted in the year ended December 31, 2012 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to CPC 38 (IAS 39), the debt is also adjusted at fair value according to the fair value hedge standards.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)    Derivative financial instruments - Continued

		Consolidated
		Notional Value		Fair Value
		12.31.2012	12.31.2011	12.31.2012	12.31.2011
Fair value hedge
Swap with hedge accounting		1,144,050	2,057,826	1,506,413	2,398,836

Long position (buy)
Fixed rate	11.82% per year	377,000	685,000	521,575	810,335
US$ + fixed	3.36% per year	767,050	1,372,826	996,538	1,604,792
		1,144,050	2,057,826	1,518,113	2,415,127
Short position (sell)
	CDI 102.15% per year	(1,144,050)	(2,057,826)	(1,396,045)	(2,373,503)
Net hedge position		-	-	122,068	41,624

		Consolidated
		Notional Value		Fair Value
		12.31.2012	12.31.2011	12.31.2012	12.31.2011
Swap without hedge accounting
Long position (buy)
US$ + fixed	5.92% p.a.	-	67,884	-	89,474
CDI + fixed	100% CDI + 0.05% per year	259,883	539,300	266,276	540,987
		259,883	607,184	266,276	630,461

Short position (sell)	104.96% CDI	(259,883)	(607,184)	(266,071)	(643,191)
Swap net position		-	-	205	(12,730)

Total swap net position		-	-	122,273	28,894

Realized and unrealized gains and losses over these contracts during the year ended December 31, 2012 are recorded in the net financial result and balance payable by fair value is R$122,273 (R$28,894 at December 31, 2011) and recorded under “Loans and financings”.

Fair value “hedge” effects through profit or loss for the year ended December 31, 2012 were a loss of R$15,572 (and gain of R$53,307 at December 31, 2011).

(vii)   Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

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Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

•       Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vii)  Fair values of derivative financial instruments - Continued

Fair values are calculated by projecting the future cash flows of operations, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by BM&F Bovespa.

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date the financial statements are drawn up and rates are projected by the market calculated based on currency coupon curves. In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

b)  Sensitivity analysis of financial instruments

The sensitivity analysis, was developed for each type of market risk deemed as relevant by Management, to which the entity is exposed at the closing date of each year.

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of BM&FBovespa, on the maturity dates of each operation. Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments already mentioned above. For scenarios (II) and (III), for the sensitivity analysis effect, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to the maturity date of the financial instruments.

In order to calculate the fair value, debts and “swaps” are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate calculated through the interpolation method of foreign currency-denominated loans is developed through DDI curves, Clean Coupon and DI x Yen, indexes disclosed by BM&FBovespa (Securities, Commodities and Futures Exchange), and DI curve is used in domestic currency-denominated loans, an index published by CETIP and calculated through the exponential interpolation method.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant, see item b(ii).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

•       Sensitivity analysis of financial instruments - Continued

(i)     Fair value “hedge” (at maturity dates)

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III
Debt at prefixed rate	Rate increase	(589,413)	(589,413)	(589,413)
Swap (asset position in fixed rate)	Rate increase	589,508	589,508	589,508
	Net effect	95	95	95

“Swap” (liability position in CDI)	CDI decrease	(535,158)	(550,389)	(566,045)

Total net effect			(15,231)	(30,887)

(ii) Derivatives recorded at fair value through profit or loss

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III
Debt US$	US$ increase	(1,036,860)	(1,296,076)	(1,555,291)
Swap (asset position in US$)	US$ increase	1,055,761	1,319,701	1,583,642
	Net effect	18,901	23,625	28,351

Swap (liability position in CDI)	CDI decrease	(986,392)	(996,172)	(1,006,027)

Total net effect			(5,056)	(10,185)

Swap (short position in US$)	CDI decrease	269,214	269,906	270,589
Swap (long position in CDI)	CDI increase	(269,008)	(269,734)	(270,450)
	Net effect	206	172	139

Net total effect			(34)	(67)

(iii) Other financial instruments

		Market projections
Transactions	Risk	Scenario I	Scenario II	Scenario III
Debentures	CDI + 0.9%	2,588,816	2,630,874	2,672,932
Debentures	108.4% of CDI	2,345,457	2,383,561	2,421,665
Bank Loan	102.50% of CDI	4,209,755	4,278,147	4,346,538
Lease	100.21% of CDI	216,721	220,275	223,830
Lease	2.66% per year	16,797	16,797	16,797
Lease	IGP-DI + 6%	35,467	36,043	36,619
Total loans and financings exposure		9,413,013	9,565,697	9,718,381
Cash and cash equivalents	100.3 % of CDI(*)	7,662,111	8,419,362	8,553,956

Total net exposure		(1,750,902)	(1,146,335)	(1,164,425)
Deterioration compared with Scenario I			604,567	586,477
(*) weighted average

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

c)  Fair value measurements

Consolidated assets and liabilities measured at fair value are summarized as follow:

	12.31.2012	Fair value measurement on the balance sheet date adopting other observable relevant assumptions (Level 2)	Fair value measurement on the balance sheet date adopting other observable relevant assumptions (Level 3)

Cross-currency interest rate swaps	75,637	75,637	-
Interest rate swaps	46,637	46,637	-
Loans and financing	(1,739,464)	(1,739,464)	-
Debentures	(4,409,797)	(4,409,797)	-
Put/call options (e), (f)	359,057	-	359,057
	(5,667,930)	(6,026,987)	359,057

There were no changes between the fair value measurement levels in the year ended December 31, 2012.

d) Consolidated position of operations with derivative financial instruments.

At December 31, 2012 and 2011, below, the consolidated position of outstanding derivative financial instruments operations:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional Value	Contracting Date	Maturity	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Exchange swaps registered at CETIP (USD x CDI)	Santander	US$ 57,471	04/16/2010	4/10/2013	(1,350)	(5,680)	(839)	(5,330)
	Santander	US$ 40,000	3/14/2008	3/2/2012	-	(13,094)	-	(12,728)
	Banco do Brasil	US$ 84,000	3/31/2010	3/12/2012	-	(16,320)	-	(16,080)
	Banco do Brasil	U$ 78,500	2/9/2011	2/3/2012	-	4,964	-	5,099
	Citibank	U$ 40,000	2/13/2012	2/13/2014	6,765	-	7,145	-
	Bradesco	U$ 38,892	1/7/2011	1/4/2012	-	3,423	-	4,348
	Itaú Unibanco	US$ 175,000	7/1/2010	9/7/2013	(18,281)	(28,938)	(16,389)	(29,306)
	Itaú Unibanco	U$ 160,300	5/5/2011	4/16/2014	43,653	25,708	50,456	30,207
	HSBC	U$ 150,000	4/29/2011	4/22/2013	34,119	23,076	35,264	25,827
	HSBC	U$ 7,586	12/14/2011	12/07/2012	-	212	-	197
Interest rate swap registered at CETIP (Fixed rate x CDI)	Banco do Brasil	R$ 117,000	12/23/2010	12/24/2013	4,746	186	11,210	3,421
	Banco do Brasil	R$ 33,000	12/23/2010	12/24/2012	-	169	-	882
	Banco do Brasil	R$ 160,000	12/23/2010	1/14/2013	-	804	-	4,408
	Banco do Brasil	R$ 35,000	12/23/2010	2/28/2013	-	162	-	1,012
	Banco do Brasil	R$ 80,000	6/28/2010	6/12/2013	-	394	-	2,091
	Banco do Brasil	R$ 130,000	6/28/2010	6/6/2014	5,091	369	14,858	3,166
	Banco do Brasil	R$ 130,000	6/28/2010	6/2/2015	4,706	161	20,363	3,031
	Banco do Brasil	R$ 200,000	3/31/2010	3/7/2013	-	1,274	-	7,365
	Itaú Unibanco	R$ 779,650	6/25/2007	3/1/2013	132	(2)	205	(2)
	Santander	R$ 50,000	6/28/2010	6/12/2013	-	(35)	-	1,286
					79,581	(3,167)	122,273	28,894

(*) Renewal of contracts

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments - Continued

e) Call option Bartira

Casa Bahia Comercial Ltda. ("CB") and the Company have granted through the Shareholders´ Agreement, call and put options on the shares held by the NCB and Casa Bahia in Bartira. The terms are defined as follows:

•   During the restricted period, as defined in the Shareholders´ Agreement as 36 months from July 1, 2010, NCB has the right to sell its 25% in the capital of Bartira for R$1.00 to Casa Bahia.

•  For the period between the end of restriction period and the end of the 6th year of the Partnership Agreement, NCB has the option acquire the remaining 75% of interest in the capital of Bartira, currently held by CB, for the amount of R$175,000, adjusted by the Extended Consumer Price Index - IPCA.

•  In case of NCB does not exercise the call option referred to above, at the end of the 6th year, CB has the obligation to acquire 25% held by NCB for R$58,500, adjusted by IPCA.

The instrument mentioned above was calculated using the Black & Scholes methodology under the following assumptions:

•  Exercise price: R$200,466 (monetarily restated by IPCA until exercise date);

•  The asset price in cash: R$672,941, corresponding to 100% valuation of Bartira, under conditions that asset can be delivered if the option is exercised, in other words, excluding the effects of disadvantageous supply agreement;

•  Volatility: 28% based on similar companies;

•  Contract term: 10 months;

•  Risk-free rate: 5.8% per year

•  The fair value on December 31, 2012 was R$306,739.

f)  Call option Rede Duque

The call option in the amount of R$50,000 is restated by 110% of CDI and at December 31, 2012, the amount of R$2,318 was recognized in financial result, see note 15.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

21.   Income and social contribution taxes payable and taxes installment payment

a) Payable taxes and contributions

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

PIS and COFINS payable	47,988	51,421	251,902	137,457
Provision for income and social contribution taxes	22,991	13,448	147,915	177,739
ICMS to payable	24,906	-	233,154	-
Other	5,623	4,233	17,790	17,220
	101,508	69,102	650,761	332,416

b) Tax installment payment

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Tax installment payment - Law no. 11,941/09 (i)	1,248,158	1,344,662	1,340,855	1,440,636
Other (ii)	18,043	21,219	19,056	22,386
	1,266,201	1,365,881	1,359,911	1,463,022

Current	147,172	163,214	155,368	171,212
Noncurrent	1,119,029	1,202,667	1,204,543	1,291,810

(i)     Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, through its Articles 1 to 13 enacted a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and legal charges, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months. Company still has the possibility of using escrow deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS.

(ii) Other – the Company filed request for tax installment payment according to the Incentive Tax Installment Payment Program (PPI). These taxes are adjusted by Special System for Settlement and Custody - SELIC and are payable in 120 months.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

22.   Income and social contribution taxes

a)  Income and social contribution taxes expense reconciliation

	Parent company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Earnings before income and social contribution taxes	1,235,642	803,299	1,676,334	804,655
Income and social contribution taxes at the notional rate of 25% for the Company and 34% for subsidiaries	(308,910)	(200,825)	(502,900)	(241,397)
Reversal of valuation allowance	-	-	-	106,196
Tax penalties	(2,704)	(2,371)	(4,671)	(3,053)
Credit recovery/reversal	(17,275)	30,098	(17,275)	31,026
Equity pick-up	150,926	93,671	3,246	10,448
Other permanent differences (undeductible)	(6,498)	(5,653)	1,702	11,781
Effective income and social contribution taxes	(184,461)	(85,080)	(519,898)	(84,999)

Income and social contribution taxes for the period:
Current	(144,941)	-	(326,550)	(142,117)
Deferred	(39,520)	(85,080)	(193,348)	57,118
income and social contribution taxes expenses	(184,461)	(85,080)	(519,898)	(84,999)
Effective rate	14.93%	10.60%	31.00%	10.60%

The CBD does not pay social contribution tax (9%) based on final and unappealable court decision in the past.

b)  Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Tax losses	7,095	61,470	796,771	764,524
Provision for contingencies	97,666	70,326	269,390	269,555
Provision for derivative financial instruments operations taxed on a cash basis	25,014	21,905	22,608	57,321
Allowance for doubtful accounts	1,375	1,388	75,394	82,147
Goodwill tax amortization over investments	43,162	46,052	(270,666)	(178,200)
Deferred income tax over adjustments under CPC	441	2,938	1,320	4,132
Adjust for financial leasing operations Law 11,638/07	7,158	8,159	6,374	(1,657)
Adjustment to Marking to Market Law 11,638/07	729	581	729	549
Capital gain of assets acquired in business combination	-	-	(986,701)	(1,033,908)
Provision for goodwill decrease	-	-	974	36,789
Technological innovation accomplishment future	(11,722)	-	(11,722)	-
Other	14,573	12,191	36,995	133,562
Deferred income and social contribution tax assets	185,491	225,010	(58,534)	134,814

Noncurrent assets	185,491	225,010	1,078,842	1,249,687
Noncurrent liabilities	-	-	(1,137,376)	(1,114,873)
Income tax and deferred social contribution	185,491	225,010	(58,534)	134,814

The management has prepared a technical viability study on the future realization of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of their business. This study was reviewed based on information extracted from the strategic planning report previously approved by the Board of Directors of the Company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

22.   Income and social contribution taxes – Continued

b)  Breakdown of deferred income and social contribution taxes -- Continued

Based on these studies, the Company estimates to recover these tax credits, as follows:

Year	Parent Company	Consolidated
2013	43,700	298,944
2014	33,770	217,995
2015	21,654	204,694
2016	16,760	172,727
2017	69,607	184,482
	185,491	1,078,842

23.   Acquisition of companies

	Consolidated
	12.31.2012	12.31.2011

Interest acquisition in Assai (i)	4,945	4,568
Interest acquisition in Sendas (ii)	216,277	238,863
	221,222	243,431

Current liabilities	63,021	54,829
Noncurrent liabilities	158,201	188,602

                         i.      Refers accounts payable due to the acquisition of non-controlling interest in Assai, subsidiary that operates in the “cash and carry” segment for the Group.

                        ii.     Refers to accounts payable for the acquisition of non-controlling interest in Sendas in December 2010, corresponding to 42.57% of the capital at the time the total amount of R$ 377,000. On December 31, 2012 four annual installments were remaining, recorded at present value, estimated to be adjusted by the IPCA, the last amortization will occur in July 2016.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for contingencies -- Continued

The provision for contingencies is estimated by the Company and supported by its legal counsels. The provision was set up in an amount considered sufficient to cover losses deemed as probable by the Company’s legal counsels:

a)     Parent Company

	PIS/ COFINS	Taxes and other	Social Security and Labor	Civil	Total
Balance at December 31, 2010	37,943	250,985	55,682	42,543	387,153

Additions	-	20,288	23,304	6,505	50,097
Installment payment Law 11,941/09	(39,762)	(17,524)	-	-	(57,286)
Payments	-	(100,647)	(14,669)	-	(115,316)
Reversals	-	(42,036)	2,275	(21,074)	(60,835)
Monetary restatement	1,819	15,432	8,951	6,907	33,109

Balance at December 31, 2011	-	126,498	75,543	34,881	236,922

Additions	-	8,456	46,510	26,377	81,343
Payments	-	(1,987)	(21,513)	(1,512)	(25,012)
Reversals	-	(12,571)	(5,233)	(8,033)	(25,837)
Merger (*)	36,093	6,148	6,441	6,025	54,707
Monetary restatement	-	6,419	10,669	6,472	23,560

Balance at December 31, 2012	36,093	132,963	112,417	64,210	345,683

(*) Refers to the corporate reorganization described in note 1 c).

b)    Consolidated

	PIS/ COFINS	Taxes and other	Social Security and Labor	Civil	Total
Balance at December 31, 2011	104,468	464,853	110,633	129,383	809,337

Additions	8,754	38,360	52,930	79,046	179,090
Installment payment Law 11,941/09	(39,762)	(17,524)	-	-	(57,286)
Payments	-	(105,478)	(33,263)	(17,599)	(156,340)
Reversals	(2,723)	(86,579)	(11,374)	(83,212)	(183,888)
Monetary restatement	7,313	52,496	13,927	15,474	89,210

Balance at December 31, 2011	78,050	346,128	132,853	123,092	680,123

Additions	4,963	43,906	102,158	116,616	267,643
Payments	-	(3,179)	(39,197)	(14,528)	(56,904)
Reversals	(947)	(36,454)	(33,547)	(113,218)	(184,166)
Monetary restatement	4,491	13,681	28,569	20,924	67,665

Balance at December 31, 2012	86,557	364,082	190,836	132,886	774,361

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for contingencies -- Continued

c)  Taxes

Tax claims are indexed, by law, by monthly restatement, which refers to an adjustment in the amount of provisions for contingencies in accordance with the indexed rates used by each tax jurisdiction. In all cases, both the interest charges as fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

COFINS and PIS

With the non-cumulativeness treatment when calculating PIS and COFINS, the Company and its subsidiaries are discussing at court the right to exclude the ICMS from the calculation basis of these two contributions.

In addition, a subsidiary of the Company offset tax debts from PIS and COFINS with excise tax - IPI credits – inputs credits subject to a zero rate or exempted - acquired from third parties (transferred based on final and unappealable court decision). The claims amounts of PIS and COFINS at December 31, 2012 is R$86,557 (R$78,050 at December 31, 2011).

Taxes and other

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses and accrued by the Company. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor - FAP for 2011; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government; (iv) disagreement on tax losses carryforward, as well as suppliers contracted considered disqualified before the registration of the State Internal Revenue Service, error when applying rate, ancillary obligations by state tax authorities (v) other less relevant issues. The amount recorded at December 31, 2012 is R$173,687 (R$161,460 on December 31, 2011).

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount at December 31, 2012 is R$31,529 (R$26,334 at December 31, 2011).

Provisions for tax contingent liabilities were recorded in Via Varejo subsidiary, which upon business combinations are recorded, under CPC 15 (IFRS 3). At December 31, 2012, the amount recorded was R$158,867 (R$158,335 at December 31, 2011) in tax contingent liabilities.

Main tax contingent liabilities recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2445/88 and 2449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits levied on coffee exports.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for contingencies -- Continued

d)  Labor

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At December 31, 2012, the Company recorded a provision of R$177,698 (R$118,574 at December 31, 2011) referring to lawsuits whose risk of loss was considered probable. Management, assisted by its legal counsels, evaluates these claims recording provision for losses when reasonably estimable, bearing in mind previous experiences in relation to the amounts claimed. Labor claims are indexed to the benchmark interest rate (“TR”) 0.29% accrued at December 31, 2012 (1.20% at December 31, 2011) plus 1% monthly interest rates.

Labor provisions were recorded in Via Varejo subsidiary referring to contingent liabilities recognized upon business combination amounting to R$13,138 at December 31, 2012 (R$14,279 at December 31, 2011).

e)  Civil and other

The Company is defendant in civil actions, at several court levels (indemnifications, collections, among others) and at different courthouses. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal advisors consider losses to be probable.

Among these lawsuits, we point out the following:

•       The Company files and answers various lawsuits in which it requests the renewals of lease agreements and the review of the lease paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of changing the lease paid by the entity. At December 31, 2012, the amount accrued for these lawsuits is R$36,112 (R$21,853 at December 31, 2011), to which there are no escrow deposits;

•       The subsidiary Via Varejo is party to lawsuits involving the consumer relations rights (civil actions and assessments from PROCON) and few lawsuits involving contracts terminated with suppliers and the amount referred to in these lawsuits totals R$43,769 at December 31, 2012 (R$63,180 at December 31, 2011);

•       Provisions for civil actions were recorded in Via Varejo subsidiary referring to contingent liabilities recognized upon business combinations totaling R$2,685 at December 31, 2012 (R$6,553 at December 31, 2011).

Total civil actions and other at December 31, 2012 is R$132,886 (R$123,092 at December 31, 2011).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

24.  Provision for contingencies -- Continued

f)   Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, they have not been accrued, amounting to R$7,451,912 at December 31, 2012 (R$4,787,183 at December 31, 2011), and are mainly related to:

•       INSS (Social Security Tax) – the Company was assessed regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$283,245 at December 31, 2012 (R$252,599 at December 31, 2011). The proceedings are under administrative and court discussion;

•       IRPJ, individual income tax - IRRF, CSLL, tax on financial transactions - IOF,  tax at source on net income  ILL, IPI – the Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, amongst other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments corresponds to R$783,305 at December 31, 2012 (R$377,317 at December 31, 2011);

In the 4th quarter of 2012, the Company became aware of delinquency notice drawn up by Internal Revenue Agency to the collection of differences in the payment of income tax, allegedly due in respect of the calendar years 2007 to 2009, under the allegation that there was improper deduction of goodwill amortization duly payable and arising from transactions between shareholders Casino and Abilio Diniz. In time, the Company filed a competent defense at the administrative level and is awaiting a decision. No provision was made for this case, since the evaluation of the Company´s legal advisors, the chances of loss are classified partly as possible (R$300,800 on December 31, 2012) and partly as a remote.

•       COFINS, PIS and provisional contribution on financial transactions - CPMF – the Company has been challenged for offsetting, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$1,076,782  at December 31, 2012 (R$861,096 at December 31, 2011);

•       ICMS – the Company was served notice by the state tax authorities regarding: (i) on the appropriation of credits of electricity; (ii) acquisitions from vendors considered to be in arrears/default according to the Internal Revenue Service of State; (iii) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (iv) resulting from the sale of extended warranty, (v) financed from sales; (viii) among others, not relevant. The total amount of these assessments is R$3,599,179 at December 31, 2012 (R$2,516,572 at December 31, 2011), which await a final decision in the administrative and court levels;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

24.  Provision for contingencies -- Continued

f)   Other non-accrued contingent liabilities -- Continued

•       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – these are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, the amount is R$325,139 at December 31, 2012 (R$354,578 at December 31, 2011) and await administrative and court decisions;

•       Other litigations – they are related to administrative lawsuits, real estate lease claims that the Company pleads the renewal of leases and setting rents according to the values prevailing in the market and the claims under the civil court scope, special civil court, Consumer Protection Agency  - PROCON (in many states), Weight and Measure Institute  - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency  - ANVISA, amounting to R$638,521 at December 31, 2012 (R$414,254 at December 31, 2011);

•       Labor  - the Company has also processes with estimated risk of loss as possible in the amount of R$444,941 on December 31, 2012 (R$267,839 at December 31, 2011).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up. The aforementioned lawsuits were not included in REFIS (Tax Recovery Program).

g)  Restricted advances (escrow deposits)

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company has recorded in its assets amounts related to escrow deposits.

	Controladora		Consolidado
	31.12.2012	31.12.2011	31.12.2012	31.12.2011

Tax	57,847	47,593	137,911	132,061
Labor	456,921	312,788	738,228	539,246
Cívil and other	33,607	26,106	76,155	66,381
Total	548,375	386,487	952,294	737,688

h)  Guarantees

Lawsuits	Real Estate	Equipment	Guarantee	Total

Tax	827,366	950	3,448,462	4,276,778
Labor	6,156	3,130	44,635	53,921
Civil and other	11,201	1,881	86,733	99,815
Total	844,723	5,961	3,579,830	4,430,514

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for contingencies – Continued

i)   Tax audits

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

25.   Lease transactions

a)  Operational Lease

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Gross commitments from operating lease Minimum rental payment
Until1 year	354,816	299,462	931,204	940,567
Over 1 year and less than 5 years	1,101,133	786,833	2,579,478	2,444,897
Over 5 years	1,430,996	1,331,426	4,084,681	3,972,034
	2,886,945	2,417,721	7,595,363	7,357,498

The non-cancellable minimum operating lease payments refers to the period of contract in normal course of operation. This obligation is shown in the chart above, as required by CPC 06 (IAS 17).

All contracts have termination clauses in the event of breach to contract, ranging from one to six months of rent. If the Company had terminated these contracts at December 31, 2012, the fine would be R$863,853 (R$550,642 on December 31, 2011).

(i)  Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Contingent payments recognized as expense in the year	171,668	245,486	349,424	474,656

(ii) Clauses with renewal or adjustment option

he terms of the agreements vary between 5 and 25 years and the agreements may be renewed according to the rental Law. The agreements have periodic adjustment clauses according to inflation indexes.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

25.   Lease transactions - Continued

b)  Financial lease

Financial lease agreements amounted to R$358,211 at December 31, 2012 (R$396,350 on December 31, 2011), according to the chart below:

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Financial lease liability –minimum lease payments
Until 1 year	66,863	55,800	83,054	81,521
Over 1 year and less than 5 years	110,065	118,217	127,283	152,944
Over 5 years	28,001	34,127	35,254	41,844
Present value of financial lease agreements	204,929	208,144	245,591	276,309

Future financing charges	97,085	102,522	112,620	119,919
Gross amount of financial lease agreements	302,014	310,666	358,211	396,228

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Contingent payments recognized as expense in the period	2,324	2,918	2,324	2,918

The lease term varies between 5 and 25 years and the agreements may be renewed according to the rental Law 12,122 of 2010.

	Parent Company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Minimum rentals	268,251	299,462	433,161	470,719
Contingent rentals	112,917	36,353	750,643	646,664
Sublease rentals (a)	(110,151)	(81,186)	(143,867)	(110,806)
	271,017	254,629	1,039,937	1,006,577

(a)   Refers to contracts rents receivable from commercial galleries.

At October 3, 2005, the Company sold 60 properties (28 Extra hypermarkets and 32 Pão de Açúcar supermarkets), to the Península Fund (controlled by Diniz Group) which were leased back to the Company for a 25-year period, and may be renewed for two further consecutive periods of 10 years each. As a result of this sale, the Company paid R$25,517, at the inception date of the store lease agreement, as an initial fee for entering into a long term contract. The initial fee was recorded in deferred charges and has been amortized through the lease agreement of the related stores.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

25.   Lease transactions - Continued

b)  Financial lease - Continued

Pursuant to the agreement of this transaction, the Company and Casino Group received a “golden share”, which provided to both veto rights that ensure the properties are used by the parties intend for the term of the lease agreement.

The Company is permitted to rescind the lease agreement, paying a penalty of 10% of the remaining rents limited to 12 months.

26.   Deferred revenue

       The subsidiaries Via Varejo and NCB received in advance values of trading partners on exclusivity in the intermediation services or additional/extended warranties, and subsidiary Barcelona received in advance values for the rental of shelves and light panel (Back lights) for exhibition of products from their suppliers.

	Consolidated
	12.31.2012	12.31.2011

Additional or extended warranties	513,003	446,747
Finasa agreement	-	1,714
Swap agreement	32,975	2,382
Back Lights	17,807	12,478
	563,785	463,321

Current	92,120	81,915
Noncurrent	471,665	381,406

Management estimates that the value classified as noncurrent will be recognized in profit or loss, in the following proportion:

Consolidated
12.31.2012
2014	73,911
2015	75,640
2016	110,237
2017	70,993
2018	49,268
2019	49,268
2020	42,348
471,665

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

27.   Equity

a)  Capital stock

The subscribed and paid-up capital is represented by 263,410 at December 31, 2012 (260,239 at December 31, 2011) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares at December 31, 2012 and 2011, and 163,730 in thousands of preferred shares at December 31, 2012 (160,559 at December 31, 2011).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

In the exercise of 2012 the Company increased the capital in 3,171 thousand preferref shares resulting from the exercise of stock options, as follows:

•       At the Board of Directors’ Meeting held at February 16, 2012, the capital was increased by R$515 by means of the issue of 36 thousand preferred shares.

•       At the Board of Directors´ Meeting at April 27, 2012, the capital was increased by R$161 by means of the issue of 1,876 thousands preferred shares.

•       At the Board of Directors’ Meeting held at June 4, 2012, the capital was increased by R$12,332 by means of the issue of 897 thousand preferred shares.

•       At the Board of Directors’ Meeting held at September 5, 2012, the capital was increased by R$246 by means of the issue of 8 thousand preferred shares.

•       At the Board of Directors´ Meeting held at October 25, 2012, the capital was increased by R$5,776 by means of the issue of 250 thousands preferred shares.

•       At the Board of Directors´ Meeting at December 14, 2012, the capital was increased by R$2,441 means of the issue of 104 thousands preferred shares.

b)  Share rights

Preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$0.08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

c)  Capital reserve – special goodwill reserve

At the Extraordinary Shareholders’ Meeting held at March 31, 2011, the shareholders approved the capital increase in the amount of R$105,675 through the capitalization of special goodwill reserve. Out of this total, R$21,135 will be capitalized without the issue of new shares, to the benefit of all shareholders, and R$84,540 will be capitalized to the benefit of the controlling shareholder Wilkes, pursuant to article 7 of CVM Rule 319/99, by means of issue of 1,354 thousands new preferred shares.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

27.   Equity – Continued

c)  Capital reserve – special goodwill reserve – Continued

This reserve was generated by the corporate restructuring realized in 2006, and consisted of merging the former holding company, resulting in deferred income tax assets savings of R$103,398,and represents the future tax benefit through the amortization of incorporated goodwill. The special goodwill reserve corresponding to the benefit already received shall be capitalized at the end of each year to the benefit of controlling shareholders, with the issue of new shares.

The capital increase is subject to the preemptive right of non-controlling shareholders, according to each one's interest by type and class of share at the time of issue, and the amounts paid by non-controlling shareholders will be directly delivered to the controlling shareholder.

At the Extraordinary Shareholders’ Meeting held at April 27, 2012, the shareholders approved to increase the Company's capital, in the amount of R$200,905, by capitalizing the special goodwill reserve. Out of this amount, R$40,180 were capitalized without issuing new shares and R$160,725 were capitalized to the benefit of Wilkes.

d)  Granted options

The “options granted” account recognizes the effects of the Company’s executives’ share-based payments under CPC 10 (IFRS 2) – Share-based payment.

e)  Profit reserve

(i)   Legal reserve: is formed based on appropriations of 5% of net income of each year, limited to 20% of the capital.

(ii)  Expansion reserve: is formed based on appropriations of the amount determined by  shareholders to reserve funds to finance additional capital investments and working and current capital through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.

At the Annual and Extraordinary Shareholders’ Meeting held at April 27, 2012, the shareholders approved the Management proposal referring to the capital stock increase, in the amount of R$358,415, without issuing new shares, by capitalizing the Expansion Reserve and the Profit Retention Reserve based on the Capital Budget, both of them recorded at the Annual General Meeting held at March 31, 2012.

f)   Stock option plan for preferred shares

(i)     Stock option plan for preferred shares

Pursuant to the resolutions at the Extraordinary Shareholders’ Meeting, held at December 20, 2006, the amendment to the Company’s Stock Option Plan was approved, the original Plan was approved by the Extraordinary Shareholders’ Meeting held at April 28, 1997.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

27.   Equity – Continued

f)   Stock option plan for preferred shares - Continued

(i) Stock option plan for preferred shares - Continued

Starting on 2007, the grants of stock options to Management and employees, were made following the rules below:

Options will be classified as follows: “Silver” and “Gold”, and the quantity of Gold-type options may be decreased and/or increased (reducer or accelerator), at the discretion of the Plan Management Committee, in the course of 36 months following the granting date.

The exercise price for the Silver-type option will correspond to the average of closing price of the Company preferred shares occurred over the last 20 trading sessions of BM&F BOVESPA, prior to the date on which the Committee resolves on the granting of option, with a 20% discount. The price for the Gold-type option will correspond to R$0.01 and the granting of these options are additional to the Silver options, The granting or the exercise of “Gold” options is not possible separately. In both cases, the prices will not be restated.

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased, according to the return on invested capital - ROIC verified at the end of the 36th month as of the granting date. In accordance with item 3.3 of the Plan, the Committee decided that, from the Series A6, including the reducing or increasing the amount of options such as “Gold” will be determined based on the compliance with Return on Capital Employed - ROCE of CBD.

As a general rule of the Stock Option Plan, which can be changed by the Committee of Stock Option in each series, the exercise of the option will occur from the 36th month until the 48th months as of the signature date of respective adhesion agreement, the employee will be entitled to acquire 100% of the shares whose option was classified as "Silver". The exercise of options classified as "Gold" will occur in the same year, but the percentage of these options subject to performance is determined by the Stock Option Committee, on the 35th month as of the signature date of the respective adhesion agreement.

The options granted under the Stock Option Plan may be exercised in whole or in part. It is worth noting that "Gold" options are additional to "Silver" and thus the "Gold" options may only be exercised jointly with "Silver" options.

The price on the exercise of options granted under the Stock Option Plan shall be fully paid in local currency by employee, and the exercise price must be paid in one installment, due after 30 days after the date of subscription of their shares.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

27.   Equity – Continued

f)   Stock option plan for preferred shares - Continued

(i) Stock option plan for preferred shares - Continued

At the Board of Directors’ Meeting held at May 7, 2010, the increase of the global limit of shares allocated to the Company's General Stock Option Plan was approved, from 10,118 thousands class A preferred shares to 11,618 thousands preferred shares, an increase of 1,500 thousands new preferred shares.

Information on the stock option plans is summarized below:

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect

Balance at December 31, 2011
Series A2 - Gold	3/3/2008	3/31/2011	3/30/2012	0.01	0.01	848	(835)	(6)	7
Series A2 - Silver	3/3/2008	3/31/2011	3/30/2012	26.93	26.93	950	(937)	(7)	6
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(212)	-	456
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(237)	-	456
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(162)	-	352
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(94)	-	88
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	-	-	299
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	-	-	299
						4,453	(2,477)	(13)	1,963

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect

Balance at December 31, 2012
Series A2 - Gold	3/3/2008	04/30/2008	30/03/2011	0.01	0.01	848	(841)	(7)	-
Series A2 - Silver	3/3/2008	04/30/2008	30/03/2012	26.93	26.93	950	(943)	(7)	-
Series A3 - Gold	5/13/2009	05/31/2012	31/05/2013	0.01	0.01	668	(668)	-	-
Series A3 - Silver	5/13/2009	05/31/2012	31/05/2013	27.47	27.47	693	(693)	-	-
Series A4 - Gold	5/24/2010	05/31/2013	31/05/2014	0.01	0.01	514	(257)	(2)	255
Series A4 - Silver	5/24/2010	05/31/2013	31/05/2014	46.49	46.49	182	(118)	(1)	63
Series A5 - Gold	5/31/2011	05/31/2014	31/05/2015	0.01	0.01	299	(59)	(11)	229
Series A5 - Silver	5/31/2011	05/31/2014	31/05/2015	54.69	54.69	299	(59)	(11)	229
Series A6 – Gold	3/15/2012	03/15/2015	15/03/2016	0.01	0.01	526	(66)	(19)	441
Series A6 - Silver	3/15/2012	03/15/2015	15/03/2016	64.13	64.13	526	(66)	(19)	441
						5,505	(3,770)	(77)	1,658

According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan at March 30, 2011, approved that no reduction occurred and or acceleration referring to Series A2.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

27.   Equity – Continued

f)   Stock option plan for preferred shares - Continued

(i) Stock option plan for preferred shares - Continued

At December 31, 2012 there were 232,586 treasury preferred shares which may be used guarantee for the awards granted in the plan. The preferred share price at BM&F Bovespa was R$90.50 per share.

(ii) Consolidated information on the stock option plans – GPA

The chart below show the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise up to December 31, 2012 of all options granted:

	12.31.2012	12.31.2011
Number of shares	263,410	260,239
Balance of granted series in effect	1,658	1,963
Maximum percentage of dilution	0.63%	0.75%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.81% (1.09% at December 31, 2011), (b) expectation of volatility of nearly 33.51% (25.14% at December 31, 2011) and (c) the risk-free weighted average interest rate of 10.19% (12.43% at December 31, 2011). The expectation of average remaining of the series outstanding at December 31, 2012 was 1,64 years (1.77 year at December 31, 2011). The weighted average fair value of options granted at December 31, 2012 was R$51.19 (R$44.96 at December 31, 2011).

	Shares	Weighted average of exercise price	Weighted average remaining contractual term	Intrinsic Value added
At December 31, 2011
Outstanding at the beginning of the year	2,512	14.31
Granted during the year	598	27.36
Cancelled during the year	(11)	42.32
Exercised during the year	(1,111)	20.68
Expired during the year	(25)	32.64
Outstanding at the ended of the year	1,963	16.90	1.77	98,371
Total exercisable at December 31,2011	1,963	16.90	1.77	98,371

At December 31, 2012
Granted during the year	1,052	32.08
Cancelled during the year	(64)	29.40
Exercised during the year	(1,293)	16.46
Expired during the year	-	-
Outstanding at the end of the year	1,658	26.40	1.64	106,168
Total exercisable at December 31 , 2012	1,658	26.40	1.64	106,168

At December 31, 2012 there were no options to be exercised

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

27.   Equity – Continued

f)   Stock option plan for preferred shares – Continued

(ii) Consolidated information on the stock option plans – GPA

Technical Pronouncement CPC 10 (RI) (IFRS 2) - Share-based Payment determines that the effects of share-based payment transactions are recorded in profit or loss and in the Company’s balance sheet. The amounts recorded in the income statement of the Parent Company and Consolidated at December 31, 2012 were R$45,022 (R$26,869 on December 31, 2011).

g)    Dividends

The Annual and Extraordinary Shareholders’ Meeting held at 27 April 2012 approved the payment of dividends for the fiscal year ended December 31, 2011, totaling R$102,949, amounting to R$0.37 per common share and R$0.41 per preferred share. The total dividend for the fiscal year ended December 31, 2011, including the value of R$67,628 of dividends prepaid was R$170,577, which corresponds to R$0.62 per common share and R$0.68 per preferred share.

The Board of Directors’ Meeting held at May 07, 2012 approved the payment of dividends prepaid for the first quarter of 2012 in the amount of R$27,814, being R$0.11 per preferred share and R$0.10 per common stock according to Company’s dividend policy. The payment of dividend was made at June 20, 2012.

The Board of Directors’ Meeting held at July 23, 2012 approved the payment of dividends prepaid for the second quarter of 2012 in the total amount of R$27,913, R$0.11 per preferred share and R$0.10 per common share according to Company’s dividend policy. The payment of dividend was made at August 13, 2012.

The Board of Directors´Meeting held at October 25, 2012 approved the payment of dividends prepaid for the trhird quarter of 2012 in the amount of R$27,941, R$0.11 per preferred share and R$0.10 per common share, according to Company´s dividend policy. The payment of dividend was held on November 23, 2012.

The management proposed the dividends to be paid calculated as follows, considering the dividends prepaid to its shareholders in the amount R$83,668 in 2012. The dividend payable at December 31, 2012 is R$165,987 (R$102,949 in December 31, 2011), which corresponds to a remuneration of R$0.593716430 for common shares and R$0.653088073 for preferred shares.

	Dividends proposed
	12.31.2012	12.31.2011
Net income for the year	1,051,181	718,219
Legal reserve	(52,559)	(35,910)
Calculation basis of dividends	998,622	682,309
Mandatory minimum dividends – 25%	249,655	170,577

Payment of interim dividends	(83,668)	(67,628)
Mandatory minimum dividends of year	165,987	102,949
Mandatory minimum dividends prior year	520	438
Dividends payable	166,507	103,387

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

28.    Net revenue

	Parent company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Gross revenue from goods and/or services
Goods	21,090,148	19,689,661	56,695,970	52,403,743
Rendering of services	113,557	91,878	1,270,592	1,292,778
Barter revenue (i)	-	-	152,526	-
Financial services	-	-	897,560	681,746
Sales return and cancellation	(271,725)	(241,352)	(1,783,015)	(1,697,695)
	20,931,980	19,540,187	57,233,633	52,680,572

Taxes	(1,880,021)	(1,795,996)	(6,309,172)	(6,086,086)

Net Income	19,051,959	17,744,191	50,924,461	46,594,486

(i)                  Barter revenue refers to the transaction whereby GPA M&P gave percentual in exchange of the real estate units of the projects Thera Faria Lima Pinheiros (“Thera”), Figue Classic and Carpen Diem, respectively, plus one store to be built on the ground floor of the Thera building. Construction and development are being carried out by Cyrela Polinésia Empreendimentos Imobiliários Ltda., Pitangueiras Desenvolvimento Imobiliário SPE Ltda. and Hesa Investimentos Imobiliários Ltda.. Barter revenue corresponds to the fair value of the land exchanged, net of its carrying amount. The apartment units of the Thera project are scheduled to be delivered within 52 months from December 18, 2011. For the Figue project the delivery will occur 29 months from April 04, 2012 and for Bosque Maia project the delivery will occur between 36 and 48 months from November 11, 2012.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

29.    Expenses by nature

	Parent company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Inventories costs	(14,064,637)	(13,158,402)	(37,120,732)	(33,935,134)
Personnel expenses	(1,663,405)	(1,626,447)	(4,702,122)	(4,538,292)
Outsourced services	(381,172)	(302,865)	(2,858,472)	(2,992,909)
Selling expenses	(370,262)	(364,237)	(593,662)	(535,285)
Functional expenses	(861,016)	(747,165)	(1,383,496)	(1,123,910)
Other expenses	(166,299)	(98,940)	(576,221)	(429,348)
	(17,506,791)	(16,298,056)	(47,234,705)	(43,554,878)

Cost of sales	(14,064,637)	(13,158,402)	(37,120,732)	(33,935,134)
Selling expenses	(2,798,322)	(2,543,293)	(8,360,114)	(7,936,647)
General and administrative expenses	(643,832)	(596,361)	(1,753,859)	(1,683,097)
	(17,506,791)	(16,298,056)	(47,234,705)	(43,554,878)

30.    Other operating revenue (expenses), net

	Parent company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011
Tax installment payment	-	(36,716)	-	(27,951)
Indemnifiable liability	(41,950)	(168,230)	(17,532)	(89,162)
Expenditures with integration / restructuring	(35,029)	(14,478)	(32,063)	(83,393)
Results from fixed assets write-off	(8,796)	(14,255)	11,805	(48,820)
Reversal of provision	5,653	-	4,382	-
Other	3	(509)	394	(9,367)
	(80,119)	(234,188)	(33,014)	(258,693)

31.   Financial result, net

	Parent company		Consolidated
	12.31.2012	12.31.2011	12.31.2012	12.31.2011

Financial Expenses
Cost of debt	(531,492)	(485,427)	(924,498)	(916,548)
Cost of sale of receivables	(78,078)	(123,494)	(523,833)	(699,952)
Monetary restatement liabilities	(138,468)	(173,853)	(267,510)	(287,216)
Other expenses	(22,658)	(8,701)	(70,319)	(22,242)
Total expenses	(770,696)	(791,475)	(1,786,160)	(1,925,958)

Financial revenues
Revenue in cash and cash equivalents	187,028	178,105	357,927	338,906
Monetary restatement assets	119,091	129,981	217,318	243,435
Other financial revenues	8,667	10,454	17,979	10,909
Total financial income	314,786	318,540	593,287	593,250

Financial result	(455,910)	(472,935)	(1,192,873)	(1,332,708)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

32.    Earnings per share

The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted average of the respective class of shares outstanding during the year.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement has a dilutive impact on earnings per share.

The Company granted a share-based compensation plan to its employees (See Note 27), whose dilutive effects are reflected in diluted earnings per share by applying the "treasury share" method.

When the stock option exercise price is greater than the average market price of the preferred shares, diluted earnings per share are not affected by the stock options.

As of 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise appropriated, there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed.

The earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own shares.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

32.   Earnings per share - Continued

The following table presents the determination of net income available to common and preferred shareholders and weighted average of common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years reported:

	12.31.2012			12.31.2011
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Actual dividend proposed	160,248	89,407	249,655	109,037	61,540	170,577
Basic allocated and undistributed earnings	514,480	287,046	801,526	349,447	198,195	547,642
Allocated net income available for common and preferred shareholders	674,728	376,453	1,051,181	458,484	259,735	718,219

Basic denominator (thousands of shares)
Weighted average of shares	162,417	99,680	262,097	159,775	99,680	259,455

Basic earnings per thousands of shares (R$)	4.15	3.78		2.87	2.61

Diluted denominator
Weighted average of shares (thousands)	162,417	99,680	262,097	159,775	99,680	259,455
Stock call option	1,329	-	1,329	909	-	909

Diluted weighted average of shares (thousands)	163,746	99,680	263.426	160,684	99,680	260,364

Diluted earnings per thousands of shares (R$)	4.12	3.78		2.85	2.61

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

33.   Private pension plan of defined contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution on behalf of its employees to be managed by the financial institution Brasilprev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amounts paid referring to the year ended December 31, 2012 R$3,780 (R$2,791 at December 31, 2011), employees contributions R$4,715 (R$3,990 at December 31, 2011). The plan had 878 participants at December 31, 2012 (881 at December 31, 2011).

34.   Insurance coverage

The insurance coverage at December 31, 2012 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property, equipment and inventories	Assigning profit	6,702,514	15,075,008
Profit	Loss of profits	1,579,602	3,697,023
Cars and other (*)	Damages	459,293	730,956

In addition, the Company maintains specific policies referring to civil liability and directors and officers liability amounting to R$294,105.

(*)The value reported above does not include coverage of the hooves, which are insured by 100% value of the Foundation Institute of Economic Research – FIPE table.

35.   Segment information

Management considers the following segments, as follows.

•       Retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Mini mercado Extra”, “Posto Extra” and “Drogaria Extra”;

•       Electro – includes the banners “Ponto Frio” and “Casas Bahia”;

•       Cash & Carry – includes the banner “ASSAI”; and

•       E-commerce includes the “sites” www.pontofrio.com.br, www.extra.com.br, www.casasbahia.com.br, www.barateiro.com.br  and www.partiuviagens.com.br.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

35.   Segment information - Continued

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements. GPA financing (including financial costs and financial income) and the income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 19 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments.

The Company measures the results of segments using the accounting practices adopted in Brazil (IFRS), among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company revises the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker. When revisions are made, the operating results of each segment affected by the revisions are restated for all years presented to maintain comparability. Information about our segments is included in the following table:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

35.   Segment information - Continued

	Balance at 12.31.2012
Description	Retail	Cash & Carry	Home appliance	E-commerce	Total	Eliminations (*)	Total
Net sales	23,439,000	4,639,211	19,437,736	3,408,514	50,924,461	-	50,924,461
Gross profit	6,780,505	674,816	5,857,977	490,431	13,803,729	-	13,803,729
Depreciation and amortization	(592,001)	(43,733)	(152,945)	(9,675)	(798,354)	-	(798,354)
Share of profit in an associate	11,273	-	(454)	-	10,819	-	10,819
Operating income	1,509,652	145,625	1,106,134	107,796	2,869,207	-	2,869,207
Financial expenses	(872,342)	(90,094)	(745,027)	(113,037)	(1,820,500)	34,340	(1,786,160)
Financial revenue	423,439	23,514	170,692	9,982	627,627	(34,340)	593,287
Earnings (loss) before income and social contribution taxes	1,060,749	79,046	531,797	4,742	1,676,334	-	1,676,334
Income and social contribution taxes	(287,222)	(18,295)	(212,545)	(1,836)	(519,898)	-	(519,898)
Net profit (loss)	773,526	60,751	319,254	2,905	1,156,436	-	1,156,436

Current assets	8,030,598	899,464	7,650,902	861,611	17,442,575	(191,891)	17,250,684
Noncurrent assets	12,377,054	2,434,937	3,234,372	335,588	18,381,951	(236,401)	18,145,550
Current liabilities	4,869,096	2,075,249	6,324,067	1,115,273	14,383,685	(428,292)	13,955,393
Noncurrent liabilities	8,337,036	388,311	1,647,530	13	10,372,890	-	10,372,890
Equity	7,201,520	870,841	2,913,677	81,913	11,067,951	-	11,067,951

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Brazilian reais, except when otherwise stated)

35.   Segment information - Continued

	Balance at 12.31.2011
Description	Retail	Cash & Carry	Home appliance	E-commerce	Total	Eliminations (*)	Total
Net sales	21,675,732	3,902,038	17,827,516	3,189,200	46,594,486	-	46,594,486
Gross profit	6,078,608	534,017	5,556,227	490,500	12,659,352	-	12,659,352
Depreciation and amortization	(515,662)	(31,703)	(123,595)	(7,417)	(678,377)	-	(678,377)
Share of profit in an associate	18,918	-	15,907	-	34,825	-	34,825
Operating income	1,211,935	75,204	678,527	171,697	2,137,363	-	2,137,363
Financial expenses	(925,401)	(98,655)	(816,192)	(131,871)	(1,972,119)	46,161	(1,925,958)
Financial revenue	372,360	10,873	254,307	1,871	639,411	(46,161)	593,250
Earnings (loss) before income and social contribution taxes	658,893	(12,577)	116,643	41,696	804,655	-	804,655
Income and social contribution taxes	(34,580)	4,066	(39,623)	(14,862)	(84,999)	-	(84,999)
Net profit (loss)	624,313	(8,511)	77,022	26,832	719,656	-	719,656

Current assets	8,225,600	833,336	7,517,380	884,582	17,460,898	(184,506)	17,276,392
Noncurrent assets	12,994,359	581,258	3,152,689	120,279	16,848,585	(355,973)	16,492,612
Current liabilities	6,483,760	679,817	5,951,296	926,181	14,041,054	(539,852)	13,501,202
Noncurrent liabilities	7,536,679	515,388	2,121,200	737	10,174,004	(627)	10,173,377
Equity	7,199,520	219,389	2,597,573	77,943	10,094,425	-	10,094,425

(*) The eliminations consist of balances between the companies.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2012 and 2011

(In thousands of Reais, except when otherwise stated)

35.   Segment information - Continued

Company’s general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	12.31.2012	12.31.2011
Food	55.1%	54.9%
Non-food	44.9%	45.1%
Total sales	100.0%	100.0%

On December 31, 2012 the investments was presented as follows:

12.31.2012
Food	1,245,232
Non-food	331,325
Total investments	1,576,557

36.   Subsequent Event

a)      Merger of subsidiary Nova Casa Bahia S.A. by Via Varejo S.A.

On January 2, 2013 was approved in the Board of Directors´ Meeting, the merger of NCB subsidiary by your parent company Via Varejo. The merger, there will be no impact on the consolidated financial statements, in the capital or in shareholdings. The net collections merger was subject to an appraisal report on the merger date.

The merger of NCB by Via Varejo aims at simplifying the organizational structure and ownership companies, thus enabling a reduction of administrative and operational costs.

b)      Disposal of shares of Fund Shares Santa Rita

In accordance with Notice to the Market published by the Company on January 14, 2013, we were informed by UBS Securities Administrator Brazil Ltda. and Mr. Abilio dos Santos Diniz that the Investment Fund Shares Santa Rita sold 17,000,000 (seventeen million) of preferred shares, representing 6.46% of total share capital.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 20, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.